As filed with the Securities and Exchange Commission on February 21, 1996.

                                                            Registration No. 33-

================================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  [ ] Pre-Effective Amendment No. ___     [ ] Post-Effective Amendment No. ___
                        (Check appropriate box or boxes)

================================================================================

Exact Name of Registrant as Specified in Charter      Area Code and
                                                      Telephone Number:

PRINCIPAL PRESERVATION PORTFOLIOS, INC.               (414) 334-5521

Address of Principal Executive Offices (Number, Street, City, State, Zip Code):

                             215 NORTH MAIN STREET
                           WEST BEND, WISCONSIN 53095

Name and Address of Agent for Services:       With a copy to:

ROBERT J. TUSZYNSKI                           CONRAD G. GOODKIND
VICE PRESIDENT                                QUARLES & BRADY
PRINCIPAL PRESERVATION PORTFOLIOS, INC.       411 EAST WISCONSIN AVENUE
215 NORTH MAIN STREET                         MILWAUKEE, WISCONSIN 53202
WEST BEND, WISCONSIN 53095

         Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

         It is proposed that this filing will become effective on March 22, 1996, pursuant to Rule 488.

================================================================================

         The Registrant has previously filed a declaration registering an indefinite number of its shares of beneficial interest pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is payable herewith. The Registrant filed the notice required by Rule 24f-2 for its most recent fiscal year ended December 31, 1995, will be filed on or before February 29, 1996.

================================================================================






                              Page 1 of ___ pages.
  The Exhibit Index is located at page ___ of the sequential numbering system.

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.

                             CROSS REFERENCE SHEET

         (Pursuant to Rule 481(a) showing the location in the Prospectus and the Statement of Additional Information of the responses to the Items of Parts A and B of Form N-14.)

                                                                    Caption or Subheading in Prospectus
Item No. on Form N-14                                               or Statement of Additional Information
---------------------                                               --------------------------------------
PART A - INFORMATION REQUIRED IN THE PROSPECTUS

 1.     Beginning of Registration Statement and Outside             Cover Page
        Front Cover Page of Prospectus

 2.     Beginning and Outside Back Cover Page of                    Table of Contents
        Prospectus

 3.     Fee Table, Synopsis Information and Risk                    Synopsis; *
        Factors

 4.     Information About the Transaction                           Synopsis; The Proposed Reorganization; Appendix A

 5.     Information About the Registrant                            Synopsis; Miscellaneous; *

 6.     Information About the Company Being Acquired                Synopsis; Miscellaneous; *

 7.     Voting Information                                          Introduction, Voting Information and Requirements

 8.     Interests of Certain Persons and Experts                    Miscellaneous

 9.     Additional Information Required for Reoffering              Not Applicable
        by Persons Deemed to be Underwriters

PART B - INFORMATION REQUIRED IN STATEMENT OF ADDITIONAL INFORMATION

10.     Cover Page                                                  Cover Page

11.     Table of Contents                                           Not Applicable

12.     Additional Information About the Registrant                 *

13.     Additional Information About the Company                    *
        Being Acquired

14.     Financial Statements                                        Historical Financial Statements; Unaudited Pro Forma Financial
                                                                    Statements

____________________

  * Incorporated by reference

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.
                               BALANCED PORTFOLIO

                             215 North Main Street
                        West Bend, Wisconsin 53095-3348
                                 (414) 334-5521

                  NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
                               ON APRIL 24, 1996

To the Shareholders of THE BALANCED PORTFOLIO
  OF PRINCIPAL PRESERVATION PORTFOLIOS, INC.:

         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of the Balanced Portfolio (the "Balanced Portfolio"), a series of Principal Preservation Portfolios, Inc. ("Principal Preservation"), will be held on Wednesday, April 24, 1996 at 3:00 p.m., Central Time, at the West Bend Community Memorial Library, 230 South 6th Avenue, West Bend, Wisconsin. The purpose of the Meeting is to consider and to act upon the following proposals:

         1. To approve a Plan of Reorganization and Liquidation (the "Plan") under which the net assets of the Balanced Portfolio would be transferred to the S&P 100 Plus Portfolio ("S&P 100 Plus Portfolio"), an existing series of Principal Preservation. Pursuant to the Plan, the S&P 100 Plus Portfolio would issue to the Balanced Portfolio, in exchange for such assets, shares of Common Stock of the S&P 100 Plus Portfolio with an aggregate net asset value equal to the value of the Balanced Portfolio's assets so transferred. The Balanced Portfolio would make a pro rata distribution to its shareholders of such shares of the S&P 100 Plus Portfolio, and the Balanced Portfolio shareholders thereby would become shareholders of the S&P 100 Plus Portfolio. It is expected that the value of each Balanced Portfolio shareholder's account in the S&P 100 Plus Portfolio after the exchange would be the same as the value of such shareholder's account in the Balanced Portfolio immediately prior to the exchange.

         2. To transact such other business as may properly come before the Meeting or any adjournments thereof.

         The Board of Directors of Principal Preservation has fixed the close of business on March 15, 1996, as the record date for the determination of shareholders of the Balanced Portfolio entitled to notice of, and to vote at, such Meeting and any adjournments thereof.

                                           By Order of the Board of Directors


                                           S. CHARLES O'MEARA
                                                 Secretary

West Bend, Wisconsin
March 26, 1996

        YOUR VOTE IS IMPORTANT -- PLEASE RETURN YOUR PROXY CARD PROMPTLY

SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ANY SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IS URGED TO INDICATE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENCLOSED
POST-PAID ENVELOPE.   IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF A SECOND
SOLICITATION, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.

                             215 North Main Street
                        West Bend, Wisconsin 53095-3348
                                 (414) 334-5521



                           PROXY STATEMENT/PROSPECTUS

             Acquisition of the Assets of the Balanced Portfolio, a series of Principal Preservation Portfolios, Inc.,
          By, and In Exchange for Shares of Common Stock of, the S&P
 100 Plus Portfolio, another series of Principal Preservation Portfolios, Inc.



         This Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Board of Directors of Principal Preservation Portfolios, Inc. ("Principal Preservation"), for use at a Special Meeting of Shareholders of the Balanced Portfolio, a series of Principal Preservation, to be held at 3:00 p.m. Central Time, on Wednesday, April 24, 1996, at the West Bend Community Memorial Library, 230 South 6th Avenue, West Bend, Wisconsin (the "Meeting").

         The purpose of the Meeting is to consider and vote on the Plan of Reorganization and Liquidation (the "Plan") involving the Balanced Portfolio and the S&P 100 Plus Portfolio (collectively, the "Portfolios" and individually, a "Portfolio"), another series of Principal Preservation. The Plan provides for the reorganization of the Balanced Portfolio into the S&P 100 Plus Portfolio. Pursuant to the Plan, all of the assets (net of liabilities) of the Balanced Portfolio would be acquired by the S&P 100 Plus Portfolio in exchange for shares of common stock, par value $.001 per share ("Common Stock"), of the S&P 100 Plus Portfolio. Shares of Common Stock of the S&P 100 Plus Portfolio received by the Balanced Portfolio would then be distributed pro rata to shareholders of the Balanced Portfolio, and the Balanced Portfolio would be liquidated and discontinued. It is expected that the value of each Balanced Portfolio shareholder's account in the S&P 100 Plus Portfolio after these proposed transactions (the "Reorganization") would be the same as the value of such shareholder's account in the Balanced Portfolio immediately prior to the Reorganization. See "The Proposed Reorganization."

         This Proxy Statement/Prospectus sets forth concisely the information about the Balanced Portfolio, the S&P 100 Plus Portfolio, Principal Preservation and the Reorganization that shareholders of the Balanced Portfolio should know before voting on the Reorganization. It constitutes an offering of shares of the S&P 100 Plus Portfolio only. Please read this Proxy Statement/Prospectus carefully and retain it for future reference.

THESE SECURITIES ARE NOT OBLIGATIONS, DEPOSITS OR ACCOUNTS OF, OR ENDORSED OR GUARANTEED BY, ANY BANKING INSTITUTION, ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENTAL AGENCY AND INVOLVE RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATIVE TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is March 22, 1996.

                               TABLE OF CONTENTS

                                                                                                            Page
                                                                                                            ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

INTRODUCTION, VOTING INFORMATION AND REQUIREMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

SYNOPSIS. . . .   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Proposed Reorganization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Reasons for the Reorganization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

COMPARISON OF THE PORTFOLIOS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
                 Investment Objectives and Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
                 Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Other Information About the Balanced Portfolio, the S&P 100 Plus Portfolio and Principal
                 Preservation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

THE PROPOSED REORGANIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Description of the Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Reasons for the Proposed Reorganization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Description of Securities To Be Issued . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

MISCELLANEOUS     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Principal Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Interests of Experts and Counsel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Cost of Solicitation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Other Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Shareholder Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17


                             AVAILABLE INFORMATION

         Principal Preservation has filed with the Commission a Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the S&P 100 Plus Portfolio offered hereby. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at any such address. For further information, reference is made to the Registration Statement and to the exhibits thereto.

         No person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus in connection with the offer contained in this Proxy Statement/Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by Principal Preservation. This Proxy Statement/Prospectus does not constitute an offer to sell securities in any state or other jurisdiction to any person to whom it would be unlawful to make such offer in such state or jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any sale made hereunder shall under any circumstances create any implication that there have been no changes in the affairs of Principal Preservation subsequent to the date of this Proxy Statement/Prospectus.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         A Statement of Additional Information, dated March 22, 1996, relating to the proposed Reorganization described in this Proxy Statement/Prospectus has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference herein. Copies of the Statement of Additional Information may be obtained without charge by writing to B.C. Ziegler and Company ("Ziegler"), distributor for Principal Preservation, at 215 North Main Street, West Bend, Wisconsin 53095, or by calling Ziegler at (800) 826-4600. Shareholders wishing to request the Statement of Additional Information should ask for the "Balanced Portfolio Reorganization SAI." In addition, the Prospectus, as supplemented, and the Statement of Additional Information, as supplemented, of Principal Preservation (covering both the Balanced Portfolio and the S&P 100 Plus Portfolio), each dated May 1, 1995 (the "May 1, 1995 Prospectus" and the "May 1, 1995 SAI," respectively), and Principal Preservation's 1995 Annual Report to Shareholders (the "Annual Report") have been filed with the Commission and are incorporated by reference herein. A copy of the May 1, 1995 Prospectus and of the Annual Report accompany this Proxy Statement/Prospectus, and copies of the May 1, 1995 SAI may be obtained without charge by writing to or calling Ziegler at the above address or telephone number.

               INTRODUCTION, VOTING INFORMATION AND REQUIREMENTS

         This Proxy Statement/Prospectus is being furnished to the shareholders of the Balanced Portfolio in connection with the solicitation of proxies by the Board of Directors of Principal Preservation to be used at a Special Meeting of Shareholders of the Balanced Portfolio to be held on Wednesday, April 24, 1996 at 3:00 p.m., Central Time, at the West Bend Community Memorial Library, 230 South 6th Avenue, West Bend, Wisconsin. The purpose of the Meeting is to consider and vote on the Plan, pursuant to which the S&P 100 Plus Portfolio would acquire the assets (net of liabilities) of the Balanced Portfolio in exchange for shares of Common Stock of the S&P 100 Plus Portfolio, which shares would be distributed, pro rata, to the shareholders of the Balanced Portfolio, and the Balanced Portfolio would be liquidated and discontinued.

         Any proxy which is properly executed and returned in time to be voted at the Meeting will be voted in accordance with the instructions marked thereon. In the absence of such instructions, the proxy will be voted "FOR" approval of the Plan under Proposal 1. The duly appointed proxies may, in their discretion, vote upon such other matters as may come before the Meeting or any adjournments thereof. A shareholder may revoke his or her proxy at any time prior to its exercise by delivering written notice of revocation to the Secretary of Principal Preservation or by executing and delivering a later dated proxy to Principal Preservation or by attending the Meeting in person to vote the shares of the Balanced Portfolio held by such shareholder. Proxy materials are expected to be mailed to shareholders of the Balanced Portfolio on or about March 26, 1996.

         The Board of Directors has determined that the shares of the Balanced Portfolio are to be voted as a separate series on the proposal to approve the Plan and that holders of shares of the other series of Principal Preservation, including the S&P 100 Plus Portfolio, are not entitled to vote on the proposal to approve the Plan.

         The presence at the Meeting, in person or by proxy, of shareholders representing one-third of all shares outstanding and entitled to vote on the Plan constitutes a quorum for the transaction of business. Abstentions and broker non-votes (i.e., proxies from brokers or other nominee owners indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote the shares as to a matter with respect to which the brokers or other nominee owners do not have discretionary power to vote) will be treated as present for purposes of determining the presence or absence of a quorum.

         Approval of the Plan and the Reorganization contemplated thereby will require the affirmative vote of "a majority of the outstanding voting securities" of the Balanced Portfolio, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). A majority of the outstanding voting securities means the lesser of (1) 67% or more of the Balanced Portfolio's shares present at the Meeting, if shareholders who are the owners of more than 50% of the Balanced Portfolio's shares then outstanding are present in person or by proxy, or (2) more than 50% of the Balanced Portfolio's outstanding shares. Accordingly, abstentions and broker non-votes will have the same effect as votes cast against approval of the Plan.

         In the event that sufficient votes in favor of the proposal to approve the Plan are not received by the scheduled time of the Meeting, the persons named as proxies in the enclosed proxy may propose and vote in favor of one or more adjournments of the Meeting to permit further solicitation of proxies without the necessity of further notice. Any such adjournment will require the affirmative vote of a majority of the shares voted at the session of the meeting to be adjourned.

         Shareholders of record of the Balanced Portfolio at the close of business on March 15, 1996 (the "Record Date") will be entitled to notice of and to vote at the Meeting or any adjournment thereof. Each such shareholder will be entitled to one vote for each share (and a fractional vote for each fractional share) held by such shareholder on each matter presented at the Meeting. As of the Record Date, there were _________ shares of the Balanced Portfolio outstanding.

         Under Maryland law, shareholders of the Balanced Portfolio will not be entitled to any appraisal or similar rights in connection with the Reorganization contemplated by the Plan. However, shareholders may redeem their shares of the Balanced Portfolio at net asset value prior to the closing date of the proposed Reorganization in the manner specified in the May 1, 1995 Prospectus.


                                    SYNOPSIS

         The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus (including the copy of the Plan attached hereto as Exhibit A), the May 1, 1995 Prospectus and the Annual Report which are incorporated herein and copies of which accompany this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in all respects by reference to the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, the Plan, the May 1, 1995 Prospectus and the Annual Report.

INTRODUCTION

         Shareholders of the Balanced Portfolio will be asked at the Meeting to vote upon and approve the Plan. If approved by the shareholders of the Balanced Portfolio, it is expected that the Reorganization will be consummated immediately prior to the opening of business on May 1, 1996, or such later date as Principal Preservation may determine (the "Closing Date").

         The Portfolios are two of nine series currently offered by Principal Preservation. The other series of Principal Preservation are not involved in the transactions contemplated by the Plan. Ziegler Asset Management, Inc. ("Ziegler Asset Management" or the "Adviser") is the investment adviser for both Portfolios, and PanAgora Asset Management, Inc. ("PanAgora") serves as sub-adviser to the S&P 100 Plus Portfolio. Ziegler Asset Management and PanAgora sometimes are referred to together herein as the "Advisers" of the S&P 100 Plus Portfolio. Ziegler serves as distributor ("Distributor"), depository, accounting/pricing agent, and transfer and dividend disbursing agent ("Transfer Agent") to the Portfolios.

         If the Plan is consummated, shareholders of the Balanced Portfolio will continue to enjoy the privileges of the Principal Preservation family of funds as shareholders of the S&P 100 Plus Portfolio. Balanced Portfolio shareholders will not pay any front-end load or sales commission on the shares of the S&P 100 Plus Portfolio they receive in the Reorganization.
Additionally, it is a condition of the Reorganization that Principal Preservation must receive a legal opinion to the effect that the Reorganization will qualify as a tax-free reorganization. Assuming that the Reorganization so qualifies, shareholders of the Balanced Portfolio will not realize any capital gain or loss as a result of the exchange in the Reorganization of their shares of the Balanced Portfolio for shares of the S&P 100 Plus Portfolio.

         However, it is anticipated that, in order to consummate the Reorganization, it will be necessary for the Balanced Portfolio to liquidate a portion of its investment securities that are either not eligible for purchase by the S&P 100 Plus Portfolio or otherwise inconsistent with the S&P 100 Plus Portfolio's investment objective, policies and programs. The disposition of such securities by the Balanced Portfolio likely will result in the recognition of capital gains attributable to the appreciated value of such securities over the price at which they were purchased by the Balanced Portfolio, and such capital gains will be distributed to, and will be taxable to, the shareholders of the Balanced Portfolio. If the Closing Date of the Reorganization had occurred on December 31, 1995, it is estimated that the Balanced Portfolio would have recognized and distributed to its shareholders capital gains totalling approximately $577,074, or $0.9873 per share. See "The Proposed Reorganization - Tax Considerations." Balanced Portfolio shareholders should bear in mind that, if they elect to redeem or exchange shares of the Balanced Portfolio prior to the proposed Reorganization, they will realize taxable gain or loss to the extent the cash redemption proceeds, or the value of the securities received in the exchange, as the case may be, is greater or less than such shareholder's tax basis in his or her shares of the Balanced Portfolio. See "Tax Status" in the accompanying May 1, 1995 Prospectus.

PROPOSED REORGANIZATION

         The Plan describes the essential terms of the proposed Reorganization, and is set forth in full as Appendix A to this Proxy Statement/Prospectus. Pursuant to the Plan, the assets of the Balanced Portfolio (net of its liabilities) will be transferred to the S&P 100 Plus Portfolio in exchange for the issuance by the S&P 100 Plus Portfolio to the Balanced Portfolio of shares of Common Stock of the S&P 100 Plus Portfolio. Liabilities of the Balanced Portfolio which potentially could reduce the amount of the assets transferred to the S&P 100 Plus Portfolio include, without limitation: (a) amounts owed to shareholders of the Balanced Portfolio with respect to capital gains distributions (including distributions of any capital gains realized in connection with the Balanced Portfolio's sale of portfolio securities prior to the Reorganization to conform its investment portfolio to that of the S&P 100 Plus Portfolio) and/or dividends declared but remaining unpaid as of the Closing Date; and (b) accounts payable, taxes and other accrued and unpaid expenses, if any, incurred in the normal operation of the business of the Balanced Portfolio up to and including the Closing Date and/or expected to be incurred following the Closing Date in connection with winding up and liquidating the Balanced Portfolio. The costs and expenses incurred by the Balanced Portfolio in carrying out the transactions contemplated by the Plan, including legal and accounting fees and costs related to the calling and holding of the Meeting and the solicitation of proxies in connection therewith, will be paid by Ziegler.

         The aggregate net asset value of the shares of the S&P 100 Plus Portfolio issued in the Reorganization will be equal to the aggregate value of the assets of the Balanced Portfolio transferred to the S&P 100 Plus Portfolio in the Reorganization. It is expected that the value of each Balanced Portfolio Shareholder's account in the S&P 100 Plus Portfolio immediately after the Reorganization will be the same as the value of such shareholder's account in the Balanced Portfolio immediately prior to the Reorganization. As soon as reasonably practicable after the closing of the Reorganization, the Balanced Portfolio will pay or make provision for the payment of all of its debts and liabilities, and will distribute all remaining assets, including the shares of the S&P 100 Plus Portfolio received by it in the Reorganization, to its shareholders on a pro rata basis. Thereafter, the status of the Balanced Portfolio as a designated series of shares of Principal Preservation will be discontinued, and shareholders of the Balanced Portfolio will become shareholders of the S&P 100 Plus Portfolio.

REASONS FOR THE REORGANIZATION

         The total net assets of the Balanced Portfolio have declined from approximately $18.1 million as of December 31, 1993 to approximately $7.0 million as of December 31, 1995. The Board of Directors does not believe there is any strong likelihood of appreciable growth in the assets of the Balanced Portfolio in the near future, and the small size of the Balanced Portfolio places it at a distinct disadvantage in attempting to achieve its investment objective, and to compete with larger mutual funds having similar investment objectives and programs. Its total return in the past has been enhanced by fee waivers and expense reimbursements voluntarily undertaken by the Adviser, but Ziegler Asset Management has indicated it is unwilling to continue such waivers and reimbursements indefinitely into the future. Management and the Board of Directors of Principal Preservation therefore sought to identify possible mechanisms and structures that potentially could provide attractive alternative investment opportunities to Balanced Portfolio shareholders. The Reorganization is intended to provide the Balanced Portfolio's shareholders with an investment alternative which has tax consequences potentially more favorable than a liquidation of the Portfolio, and which allows them to remain in the Principal Preservation family of funds as shareholders of the S&P 100 Plus Portfolio.

         For these and additional reasons set forth below under "The Proposed Reorganization - Reasons for the Proposed Reorganization," the Board of Directors of Principal Preservation, including directors who are not "interested persons" of Principal Preservation as defined in the 1940 Act (the "Non-Interested Directors"), has unanimously concluded that: (i) the proposed Reorganization would be in the best interests of the shareholders of the Balanced Portfolio; and (ii) the interests of the shareholders of the Balanced Portfolio would not be diluted as a result of the proposed Reorganization. Accordingly, the Board of Directors unanimously recommends that shareholders approve the Plan and the Reorganization contemplated thereby. If the Plan is not so approved, the Balanced Portfolio will continue to operate, at least temporarily, without change as a separate series of Principal Preservation, until the Board of Directors determines to take alternative measures, including possible liquidation of the Balanced Portfolio, with shareholder approval.

                          COMPARISON OF THE PORTFOLIOS

INVESTMENT OBJECTIVES AND POLICIES

         Each of the Portfolios is a separate mutual fund having its own investment objectives and policies. The investment objectives and policies of the Portfolios are significantly different. The investment objective of the Balanced Portfolio is to realize a combination of income and capital appreciation which will result in the highest total return consistent with the preservation of principal. It attempts to achieve its objective by investing in a diversified portfolio of common stocks and fixed income securities. The investment objective of the S&P 100 Plus Portfolio is to obtain a total return which exceeds that of the S&P 100 Index by investing in a portfolio of common stocks which approximately parallels the composition of the S&P 100 Index, and by using options to attempt to enhance return and hedge protectively against adverse changes in stock market values.

         With respect to the Balanced Portfolio, the Adviser varies the mix of common stocks and debt or other fixed income securities from time to time in a manner that, in its judgment, is most likely to maximize total return, given the Adviser's assessment of the existing and anticipated general market and economic conditions, changes in yields or interest rates, and changes in existing fiscal or monetary policies. The Adviser seeks to invest in common stocks of corporations that have quality balance sheets, strong management, a high return on assets and long-term continued growth of dividends and earnings. However, unlike the S&P 100 Plus Portfolio, the Balanced Portfolio's investments in common stocks are not restricted to those listed on any particular index.

         The Balanced Portfolio's investments in debt or other fixed income securities may include corporate notes, bonds and debentures, mortgage-backed securities, short-term money market instruments and U.S. Government Securities. Generally the Portfolio will limit its investment in debt securities to those which are rated in one of the three highest rating categories by a Nationally Recognized Statistical Rating Organization, or instruments and obligations issued by the U.S. Treasury or backed by the unconditional full faith and credit of the United States government, its agencies or instrumentalities ("U.S. Government Securities"). The Balanced Portfolio also may invest in variable rate demand notes which, at the time of investment, are rated in the two highest rating categories by a Nationally Recognized Statistical Rating Organization or, if unrated, are issued by a corporation with outstanding debt with an equivalent or better rating at the time of investment. Variable rate demand notes are unsecured obligations redeemable upon notice that permit investment of fluctuating amounts at varying rates of interest pursuant to direct arrangements with the issuer. The Balanced Portfolio also may invest in preferred stocks or in debentures or other fixed-income securities that are convertible into or otherwise carry rights to acquire common stock.

         The S&P 100 Plus Portfolio invests in common stocks which make up the S&P 100 Index, in the same relative proportion as the stocks in the Index comprise the Index. For example, if a particular stock constituted 4% of the Index, the S&P 100 Plus Portfolio would invest 4% of its assets in that stock. The S&P 100 Plus Portfolio does not select the stocks in the Index, and as the composition of the Index changes so will the underlying portfolio of common stocks in the S&P 100 Plus Portfolio. Under normal conditions, at least 65% of the S&P 100 Plus Portfolio's total assets are invested in the common stocks which make up the S&P 100 Index. Unlike the Balanced Portfolio, the S&P 100 Plus Portfolio's investment program does not utilize fixed income securities.

         The S&P 100 Plus Portfolio writes (sells) covered call options and put options and purchases call options and put options on individual stocks and stock indices for the purposes and subject to the limitations described below. The S&P 100 Plus Portfolio may seek to enhance its return by writing covered call options or purchasing put options with respect to some or all of the individual stocks held in its investment portfolio. Through the purchase of call and put options with respect to individual stocks, the Advisers may at times protectively hedge against an increase in the price of securities which they plan to purchase for the S&P 100 Plus Portfolio, or against a decline in the value of securities owned by the S&P 100 Plus Portfolio. Although such hedging strategies are intended to reduce fluctuations in the Portfolio's net asset value, the Portfolio's net asset value nonetheless is expected to fluctuate to some degree. Expenses and losses incurred as a result of such hedging transactions could reduce the S&P 100 Plus Portfolio's total return. The S&P 100 Plus Portfolio also may engage in options transactions on securities indices as a strategy to hedge against declines in the Index (and thereby to hedge against a similar decline in its investment portfolio) and to enhance the Portfolio's return through premium income. The success of these strategies and gains and losses on investments in options depend on the Advisers' ability to predict correctly the direction of movement in stock prices and other economic factors. The Balanced Portfolio's investment program does not utilize such strategies.

         In general terms, the Balanced Portfolio invests in a balanced portfolio of equity securities, bonds and money market instruments. The S&P 100 Plus Portfolio, on the other hand, invests primarily in common stocks and options and other hedging instruments. The Adviser manages the investment portfolio of the Balanced Portfolio as if it constituted the complete investment program of a prudent investor. The S&P 100 Plus Portfolio is not so diversified and is not managed so as to be a complete investment program. Generally the investment securities held in common between the Balanced Portfolio and the S&P 100 Plus Portfolio have accounted for only one-quarter to one-half of the total net assets of the Balanced Portfolio. Notwithstanding these differences, Principal Preservation's Board of Directors believes that an investment in the S&P 100 Plus Portfolio would be appropriate for those investors with respect to whom an investment in the Balanced Portfolio is appropriate. Nonetheless, each stockholder of the Balanced Portfolio is urged to consider the differences in the investment objectives and programs of the two Portfolios before voting on the Reorganization.

         There can be no assurance that the Portfolios will achieve their respective investment objectives. Additional information regarding the Portfolios' investment objectives and policies is included in the accompanying May 1, 1995 Prospectus and the May 1, 1995 SAI, each of which has been incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

EXPENSES

         The following table sets forth the shareholder transaction expenses and annual operating expenses for the Balanced and S&P 100 Plus Portfolios, including pro forma expenses (giving effect to the Reorganization as though it had occurred on January 1, 1995), for the fiscal year ended December 31, 1995:

                                                                            S&P 100             PRO FORMA
                                                        BALANCED              PLUS              COMBINED
                                                       PORTFOLIO           PORTFOLIO            PORTFOLIO
                                                       ---------           ---------            ---------
 SHAREHOLDER TRANSACTION EXPENSES
 Maximum Sales Load Imposed on Purchases (as a             4.5%                 4.5%                4.5%
 percentage of offering price)(1)

 Maximum Sales Load Imposed on Reinvested                    0%                   0%                  0%
 Dividends (as a percentage of offering price)

 Deferred Sales Load (as a percentage of                     0%                   0%                  0%
 original purchase price or redemption
 proceeds)

 Redemption Fees (as a percentage of amount                  0%                   0%                  0%
 redeemed)(2)


 Exchange Fee                                             $5.00               $5.00               $5.00

 ANNUAL OPERATING EXPENSES -- BEFORE WAIVERS AND REIMBURSEMENTS
    (AS A PERCENTAGE OF AVERAGE NET ASSETS)(3)

 Management Fees
    (Before Waivers)                                      0.60%                0.59%               0.58%

 12b-1 Fees(4)                                            0.25%                0.25%               0.25%

 Other Expenses:
   Custodian Fees                                         0.11%                0.04%               0.04%
   Transfer Agent Fees                                    0.12%                0.14%               0.14%
   Other Fees                                             0.82%                0.20%               0.19%
     (Before Reimbursement)(5)                           ------                -----               -----

 Total Other Expenses                                     1.05%                0.38%               0.37%

 Total Operating Expenses
    (Before Reimbursement)(5)                             1.90%                1.22%               1.20%
------------------------------

1. Investors may qualify for a lower sales load. See "Purchase of Shares" and "Shareholder Services" in the accompanying May 1, 1995 Prospectus. Balanced Portfolio shareholders will not pay any sales load on shares of the S&P 100 Plus Portfolio they receive in the Reorganization.

2. Ziegler, in its capacity as Transfer Agent, charges a fee (presently $7.50) for redemptions by wire transfer.

3. The percentages expressing annual operating expenses are based on amounts actually incurred during the year ended December 31, 1995. Fees paid by the Portfolios for custodian and transfer agent services are determined on a basis other than a straight percentage of average net assets. For a discussion of fees associated with these services, see "Management - The Advisors" in the accompanying May 1, 1995 Prospectus.

4. Prior to July 1, 1995, fees paid under Principal Preservation's Rule 12b-1 Distribution Plan by the S&P 100 Plus Portfolio were assessed only on assets held in accounts opened on or after March 1, 1991. Principal Preservation's Rule 12b-1 Distribution Plan was amended effective July 1, 1995 (the "Rule 12b-1 Distribution Plan Amendment") so that, from and after that date, Rule 12b-1 Fees have been assessed on all assets of that Portfolio. The "12b-1 Fees" reported in the table have been restated to reflect the increased fees as though the Rule 12b-1 Distribution Plan Amendment had been in effect for the entire year ended December 31, 1995. The "12b-1 Fees" actually paid by the S&P 100 Plus Portfolio for the year ended December 31, 1995 amounted to 0.18% of the Portfolio's average net assets.

5. For the year ended December 31, 1995, the Adviser committed to waive advisory fees and/or reimburse expenses to the Balanced Portfolio so that its total operating expenses for the year would not exceed 1.30% of its average daily net assets. Giving effect to such waivers and reimbursements, "Other Fees" and "Total Fund Operating Expenses" of the Balanced Portfolio for the year were 0.18% and 1.26%, respectively, of the Portfolio's average net assets.

         In connection with the implementation of the Rule 12b-1 Distribution Plan Amendment, the Adviser committed to reimburse expenses to the S&P 100 Plus Portfolio so that, for 1995, its "Total Operating Expenses" would not exceed 1.25% of its average daily net assets. After giving effect to this expense reimbursement commitment, "Other Fees" for the S&P 100 Plus Portfolio were 0.15% and its "Total Operating Expenses" were 1.16% for the year ended December 31, 1995.

Example

Investors would pay the following expenses on a $1,000 investment in each Portfolio, assuming 5% annual return and redemption at the end of each time period:

                                              1 YEAR          3 YEARS          5 YEARS         10 YEARS
                                              ------          -------          -------         --------
 Balanced Portfolio                             $58             $85              $114            $196

 S&P 100 Plus Portfolio                         $56             $80              $106            $180

 Pro Forma Combined                             $56             $80              $106            $180


The purpose of the table is to assist investors in understanding the various costs and expenses they will bear directly or indirectly. For more complete descriptions of the various costs and expenses, see "Management," "Purchase of Shares," "Redemptions" and "Shareholder Services" in the accompanying May 1, 1995 Prospectus. THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN SHOWN.

OTHER INFORMATION ABOUT THE BALANCED PORTFOLIO, THE S&P 100 PLUS PORTFOLIO AND PRINCIPAL PRESERVATION

         With the exception of the differences in investment objectives and programs between the Balanced Portfolio and the S&P 100 Plus Portfolio described above, the management and operation of the two Portfolios are nearly identical. Each Portfolio is a separate series of Principal Preservation, and is managed by Ziegler Asset Management (with the assistance of PanAgora in the case of the S&P 100 Plus Portfolio) under the same Investment Advisory Agreement. Ziegler serves as the Distributor of the shares of these Portfolios pursuant to the same Distribution Agreement, provides fund accounting and pricing services for the Portfolios pursuant to the same Accounting/Pricing Agreement, serves as Transfer and Dividend Disbursing Agent for the Portfolios pursuant to the same Transfer and Dividend Disbursing Agent Agreement, and serves as Depository of the Portfolios (the Portfolios each function as custodian of their own assets) pursuant to the same Depository Contract. Provisions with respect to the purchase and redemption of shares and available shareholder services in the Balanced Portfolio are the same as those in the S&P 100 Plus Portfolio. The Reorganization will result in no changes to any of the foregoing agreements or services.

         For additional information about the Balanced Portfolio, S&P 100 Plus Portfolio and Principal Preservation, including the organization and operation of Principal Preservation, condensed historical financial information of the two Portfolios, the principal risk factors associated with investments in the Portfolios, management of Principal Preservation (including information about the Advisers and other service providers providing services to the two

Portfolios and to Principal Preservation), the capital stock of Principal Preservation, and purchases and redemptions of shares of Principal Preservation, see the sections of the accompanying May 1, 1995 Prospectus captioned: "Financial Highlights"; "Special Considerations"; "Management"; "Determination of Net Asset Value Per Share"; "Purchase of Shares"; "Redemptions"; "Shareholder Services"; "Dividends, Capital Gains Distributions and Reinvestments"; "Tax Status"; and "Description of Shares." For management's discussion and analysis regarding the factors that have affected the Portfolio's recent performance, see the accompanying Annual Report.


                          THE PROPOSED REORGANIZATION

         The Board of Directors of Principal Preservation unanimously recommends that the shareholders of the Balanced Portfolio vote to approve the Plan and the Reorganization contemplated thereby. The Board of Directors, including the Non-Interested Directors, believe that the Plan is fair to, and in the best interests of, the shareholders of the Balanced Portfolio.

DESCRIPTION OF THE PLAN

         The terms and conditions under which the proposed Reorganization would be consummated are set forth in the Plan. Significant provisions of the Plan are summarized below; however, this summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus.

         The Plan contemplates the transfer of all of the assets of the Balanced Portfolio (net of its liabilities) to the S&P 100 Plus Portfolio, in exchange for shares of Common Stock of the S&P 100 Plus Portfolio, and the pro rata distribution, on the Closing Date, of such shares of the S&P 100 Plus Portfolio to the shareholders of the Balanced Portfolio.

         The S&P 100 Plus Portfolio would acquire the assets of the Balanced Portfolio (net of its liabilities), including without limitation all cash (except for cash retained to pay liabilities as described below), cash equivalents, securities, receivables and other property owned by the Balanced Portfolio, but excluding cash assets of the Balanced Portfolio sufficient to pay all of its accrued but unpaid liabilities as of the Closing Date. The S&P 100 Plus Portfolio would not assume any debts, liabilities, obligations or duties of the Balanced Portfolio. Rather, cash assets of the Balanced Portfolio will be set aside on the Closing Date to pay all such liabilities before or when they come due. Such liabilities potentially may include, without limitation: (a) amounts owed to shareholders of the Balanced Portfolio with respect to capital gains distributions (including distributions of any capital gains realized in connection with the Balanced Portfolio's sale of portfolio securities prior to the Reorganization to conform its investment portfolio to that of the S&P 100 Plus Portfolio) and/or dividends declared but remaining unpaid as of the Closing Date; and (b) accounts payable, taxes and other accrued and unpaid expenses, if any, incurred in the normal operation of the business of the Balanced Portfolio up to and including the Closing Date and/or expected to be incurred following the Closing Date in connection with the winding up and liquidation of the Balanced Portfolio. The costs and expenses incurred by the Balanced Portfolio in carrying out the transactions contemplated by the Plan, including legal and accounting fees and costs relating to the calling and holding of the Meeting and the solicitation of proxies in connection therewith, would be paid by Ziegler.

         In consideration for the assets of the Balanced Portfolio transferred in the Reorganization, the S&P 100 Plus Portfolio would issue to the Balanced Portfolio shares of S&P 100 Plus Portfolio Common Stock having an aggregate net asset value equal to the value of the assets so transferred by the Balanced Portfolio. The assets of the Balanced Portfolio and the per share net asset value of the shares of S&P 100 Plus Portfolio Common Stock would be valued as of the close of business on the New York Stock Exchange on the business day immediately preceding the consummation of the Reorganization. All such valuations would be conducted in accordance with the policies and procedures of the S&P 100 Plus Portfolio or the Balanced Portfolio, as the case may be, as described under "Determination of Net Asset Value Per Share" in the accompanying May 1, 1995 Prospectus and under "Determination of Net Asset Value Per Share" in the May 1, 1995 SAI incorporated by reference herein.

         As soon as practicable after the Closing Date, the Balanced Portfolio would liquidate and distribute pro rata to its shareholders of record the shares of Common Stock of the S&P 100 Plus Portfolio received by the Balanced Portfolio. Such liquidation and distribution would be accomplished by opening accounts on the books of the S&P 100 Plus Portfolio in the names of shareholders of the Balanced Portfolio and by transferring the shares credited to the account of the Balanced Portfolio on the books of the S&P 100 Plus Portfolio. Each account opened would represent the respective pro rata number of S&P 100 Plus Portfolio shares due to each Balanced Portfolio shareholder. Fractional shares of the S&P 100 Plus Portfolio would be rounded to the nearest thousandth of a share.

         Accordingly, every shareholder of the Balanced Portfolio would own shares of the S&P 100 Plus Portfolio immediately after the Reorganization, the net asset value of which is expected to equal the aggregate net asset value of such shareholder's Balanced Portfolio shares immediately prior to the Reorganization. Moreover, because the S&P 100 Plus Portfolio shares would be issued at net asset value in exchange for the net assets of the Balanced Portfolio, and the aggregate value of those assets would equal the aggregate value of the S&P 100 Plus Portfolio shares issued in exchange therefor, the net asset value per share of the S&P 100 Plus Portfolio would not change as a result of the Reorganization. Thus, the Reorganization would not result in dilution to any Balanced Portfolio shareholder. However, as discussed elsewhere herein, certain restructuring of the Balanced Portfolio's investment portfolio that must be undertaken prior to, and in preparation for, the Reorganization would give rise to capital gains distributions taxable to Balanced Portfolio shareholders.

         Any transfer taxes payable upon issuance of shares of the S&P 100 Plus Portfolio in a name other than the registered holder of the shares on the books of the Balanced Portfolio as of that time would be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of the Balanced Portfolio would continue to be the responsibility of the Balanced Portfolio up to and including the Closing Date and such later date on which the Balanced Portfolio is liquidated.

         Because of the differences in the investment objectives, policies and programs of the Balanced Portfolio as compared to the S&P 100 Plus Portfolio, many of the investment securities held by the Balanced Portfolio are ineligible for purchase by the S&P 100 Plus Portfolio or simply are incompatible with the current strategies and programs of the S&P 100 Plus Portfolio. It is therefore contemplated that, prior to the consummation of the Reorganization (but only after approval by the Balanced Portfolio Shareholders), the Balanced Portfolio would sell those of its investment securities which are ineligible for purchase by the S&P 100 Plus Portfolio or otherwise incompatible with the S&P 100 Plus Portfolio's investment strategies and programs. Many of such securities have appreciated in value since they were acquired by the Balanced Portfolio and therefore contain unrealized capital gains. At the time of sale of these securities, the Balanced Portfolio would recognize the built-in capital gains and, by virtue of its status as a regulated investment company under the Code, would be required to distribute those gains to its shareholders. Such capital gains distributions would be taxable to Balanced Portfolio shareholders whether taken in cash or reinvested in additional shares, as described in the accompanying May 1, 1995 Prospectus under the section captioned "Tax Status." If the Reorganization had been consummated as of December 31, 1995, it is estimated that the aggregate amount of such capital gains distributions would have been approximately $577,074, or $0.9873 per share based on the shares outstanding as of that date.

         On or prior to the Closing Date, the Balanced Portfolio would declare a dividend to its shareholders, so that for the short taxable year of the Balanced Portfolio that ends on the date of its dissolution, the Balanced Portfolio would have declared an aggregate amount of dividends that: (a) is equal to at least the sum of its net capital gain and 90% of its investment company taxable income for such year; and (b) is sufficient to avoid any excise tax on the Balanced Portfolio for the calendar year in which the Closing Date occurs. The S&P 100 Plus Portfolio would use its best efforts to pay any dividends so declared and to distribute such capital gains prior to, or as soon as reasonably practicable following, the Closing Date.

         As soon as reasonably practicable following the Reorganization, the S&P 100 Plus Portfolio would invest the balance of the cash proceeds derived from such sales of securities (and which are transferred to the S&P 100 Plus Portfolio in the Reorganization with the other assets of the Balanced Portfolio) in securities eligible for purchase by the S&P 100 Plus Portfolio, and which otherwise are compatible with its investment strategies and programs.

         Prior to the Closing Date, Principal Preservation may terminate the Plan and abandon the Reorganization at any time, before or after approval by the shareholders of the Balanced Portfolio. In addition, Principal Preservation may amend the Plan in any manner, except that no amendment may be made subsequent to the Meeting of shareholders of the Balanced Portfolio which would detrimentally affect the value of the S&P 100 Plus Portfolio shares to be issued.

REASONS FOR THE PROPOSED REORGANIZATION

         Small funds, such as the Balanced Portfolio, cannot be operated as efficiently as larger funds, and therefore are at a distinct disadvantage in attempting to compete for new investors and additional assets. The Balanced Portfolio's asset size has declined from approximately $18.1 million at December 31, 1993 to approximately $7.0 million at December 31, 1995. Over the same period, the S&P 100 Plus Portfolio experienced $17.0 million of asset growth, and had total net assets of approximately $57.1 million at December 31, 1995. Certain costs associated with the operation of a mutual fund are unrelated to its size (e.g., professional fees, certain administrative expenses, etc.) and have a greater impact on the total returns of smaller funds. In addition, brokerage commission rates tend to decrease as the size of the block of securities being traded increases, and purchases and sales of securities can therefore generally be effected at more favorable prices by larger funds that have the ability to trade their securities in large blocks. In recent years the Adviser voluntarily has waived fees and reimbursed expenses to the Balanced Portfolio, which has reduced its total expense ratio and has enhanced its total return as compared to what it would have achieved without such measures. The Adviser has indicated it is unwilling to continue such voluntary fee waivers and expense reimbursements indefinitely into the future.

         Given these factors and the Board of Director's belief that there is no strong likelihood of any appreciable growth in the assets of the Balanced Portfolio as a stand-alone fund in the near future, the Board of Directors and management of Principal Preservation have considered available alternatives to enhance the future total return potentially available to the Balanced Portfolio's shareholders. The Board of Directors concluded that the Reorganization is in the best interests of the Balanced Portfolio's shareholders for a number of reasons, including the following:

             (1) it provides the Balanced Portfolio's shareholders with an opportunity to continue as members of the Principal Preservation family of funds;

             (2) because it is structured to qualify as a tax-free reorganization under the Internal Revenue Code, the Reorganization reduces the taxes that Balanced Portfolio shareholders would experience if the Balanced Portfolio were liquidated and, depending on a Balanced Portfolio shareholder's tax basis in his or her shares, potentially may reduce the taxes the shareholder would incur if he or she were to exchange shares in the Balanced Portfolio for shares in another Principal Preservation fund or, alternatively, if he or she were to redeem Balanced Portfolio shares and reinvest the redemption proceeds in another investment vehicle. However, each shareholder's tax situation depends on his or her particular circumstances, and shareholders therefore are urged to consult with their own advisers. See "The Proposed Reorganization - Tax Considerations";

             (3) the similarities between the structure, operations and service providers between the Balanced Portfolio and the S&P 100 Plus Portfolio; and

             (4) the cost savings that can be achieved by combining the assets of the Balanced Portfolio with those of the S&P 100 Plus Portfolio through greater economies of scale (in this regard, see "Comparison of the Portfolios - Expenses."

         The Board further considered that the Reorganization potentially may reduce or eliminate certain duplicative costs and expenses presently incurred for services that are separately provided for both the Balanced Portfolio and the S&P 100 Plus Portfolio. The Board also anticipates that the increased assets of the combined Portfolio resulting from the Reorganization would enable the shareholders of the S&P 100 Plus Portfolio (including the former shareholders of the Balanced Portfolio) to realize economies of scale by spreading certain fixed expenses (such as printing costs and fees for professional services) over a larger asset base and by eliminating certain audit and state registration fees. Expenses that are based on the value of assets, such as advisory fees, the number of shareholder accounts processed by the transfer agent, depository fees, and the like, also potentially may be reduced by the Reorganization. In short, the former shareholders of the Balanced Portfolio who become shareholders of the S&P 100 Plus Portfolio potentially may enjoy a lower overall expense ratio. See "Comparison of the Portfolios - Expenses." There of course can be no assurance that these economies of scale and a lower overall expense ratio would be obtained.

DESCRIPTION OF SECURITIES TO BE ISSUED

         Principal Preservation is a Maryland corporation organized in 1984 as an open-end, diversified investment company. Principal Preservation is a series company, which means that its Board of Directors may establish additional portfolios at any time.

         The authorized Common Stock of Principal Preservation consists of one billion shares, par value $0.001 per share. The shares of Principal Preservation are presently divided into nine separate series: Government Portfolio, Insured Tax-Exempt Portfolio, Tax-Exempt Portfolio, S&P 100 Plus Portfolio, Select Value Portfolio, Dividend Achievers Portfolio, Balanced Portfolio, Wisconsin Tax-Exempt Portfolio and Cash Reserve Portfolio, consisting of 50 million shares in each of the first eight Portfolios and 400 million in the Cash Reserve Portfolio. The Cash Reserve Portfolio's shares are further subdivided into separate classes of 200 million shares each, Class X Common Stock (Retail Class) and Class Y Common Stock (Institutional Class). There presently is pending a separate reorganization, similar to the Reorganization, which would consolidate the Insured Tax-Exempt Portfolio with and into the Tax-Exempt Portfolio. That transaction is subject to approval by the shareholders of the Insured Tax-Exempt Portfolio. The Board of Directors of Principal Preservation may authorize the issuance of additional series and, within a series, additional classes of stock, and may increase or decrease the number of shares in each series or class.

         Each share of Principal Preservation has one vote, and when issued and paid for in accordance with the terms of the offering will be fully paid and nonassessable. Each share of a series is entitled to participate pro rata in any dividends or other distributions declared by the Board of Directors of Principal Preservation with respect to that series, and all shares of a series have equal rights in the event of liquidation of that series. Shares of stock are redeemable at net asset value, at the option of the shareholder. Shares have no preemptive, subscription or conversion rights and are freely transferable. Shares can be issued as full shares or fractions of shares. A fraction of a share has the same kind of rights and privileges as a full share.

         Each share of each series of Principal Preservation (including each share of each of the Portfolios) is entitled to one vote on each matter presented to shareholders of that series. As a Maryland corporation, Principal Preservation is not required to hold, and in the future does not intend to hold, annual shareholder meetings unless required by law or deemed appropriate by the Board of Directors. However, special meetings may be called for purposes such as electing or removing directors, changing fundamental policies or approving an investment advisory contract. On matters affecting an individual series (such as approval of advisory or sub-advisory contracts and changes in fundamental investment policies of a series) a separate vote of the shares of that series is required. Shares of a series are not entitled to vote on any matter not affecting that series. All shares of each series vote together in the election of directors. Shares do not have cumulative voting rights.

TAX CONSIDERATIONS

         It is a condition to the Reorganization that Principal Preservation must receive an opinion from Quarles & Brady, counsel to Principal Preservation, to the effect that, for Federal income tax purposes: (a) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code; (b) no gain or loss will be recognized by either Portfolio upon the transfer of assets of the Balanced Portfolio in exchange for shares of the S&P 100 Plus Portfolio; (c) no gain or loss will be recognized by shareholders of the Balanced Portfolio upon the exchange of their shares of the Balanced Portfolio for shares of the S&P 100 Plus Portfolio; (d) the S&P 100 Plus Portfolio's basis in the assets acquired from the Balanced Portfolio will be same as the basis of those assets in the hands of the Balanced Portfolio immediately prior to the exchange; (e) the holding period of the assets of the Balanced Portfolio in the hands of the S&P 100 Plus Portfolio will include the holding period of the Balanced Portfolio; (f) the basis of shares of the S&P 100 Plus Portfolio received by each shareholder of the Balanced Portfolio pursuant to the Reorganization will be the same as the shareholder's basis in shares of the Balanced Portfolio surrendered in the exchange; and (g) the holding period of shares of the S&P 100 Plus Portfolio received by each shareholder of the Balanced Portfolio pursuant to the Reorganization will include the shareholder's holding period of shares of the Balanced Portfolio surrendered in the exchange, provided that the latter shares were held as capital assets on the Closing Date.

         Such opinion will not be binding on the Internal Revenue Service, and Principal Preservation does not intend to seek a private letter ruling with respect to the tax impacts of the Reorganization. If for any reason the Reorganization does not qualify as a tax-free reorganization for Federal income tax purposes, the Reorganization would be treated as a taxable asset sale and purchase. The Balanced Portfolio would recognize gain or loss on the transaction measured by the difference between the consideration received by the Balanced Portfolio and the tax basis of the Balanced Portfolio assets. The tax basis of the assets acquired by the S&P 100 Plus Portfolio would equal the purchase price plus the amount of liabilities, if any, transferred to the S&P 100 Plus Portfolio. Upon distribution of shares of the S&P 100 Plus Portfolio in the liquidation of the Balanced Portfolio, the shareholders of the Balanced Portfolio would recognize gain or loss on the disposition of their Balanced Portfolio shares measured by the difference between the fair market value of the S&P 100 Plus Portfolio shares received by them and the basis of the Balanced Portfolio shares surrendered in the exchange.

         Notwithstanding the foregoing, it is expected that the Balanced Portfolio will recognize gain on sales of its portfolio securities to be effected prior to the Reorganization in order to dispose of securities which are not eligible for purchase by the S&P 100 Plus Portfolio, or which simply are incompatible with the S&P 100 Plus Portfolio's current investment strategies and programs. As noted above, any capital gains realized by the Balanced Portfolio as a result of such sales must be distributed to its shareholders prior to, or as soon as reasonably practicable following, the Reorganization. A shareholder of the Balanced Portfolio likely will recognize a capital gain for Federal income tax purposes to the extent of any such distribution, absent special circumstances applicable to that shareholder. In addition, any shareholder of the Balanced Portfolio who elects to redeem shares of the S&P 100 Plus Portfolio received in the Reorganization, or who elects to exchange those shares for shares in another Principal Preservation mutual fund, or who elects to redeem or exchange his or her shares of the Balanced Portfolio in advance of the Reorganization, will recognize gain or loss for Federal income tax purposes in an amount equal to difference between the amount of the cash proceeds received in such redemption or the value of the shares received in such exchange, as the case may be, and the shareholder's tax basis in the shares so redeemed or exchanged. In the event of an exchange, the shareholders' tax basis in the shares received in the exchange will be increased or decreased in an amount equal to the amount of the gain or loss so realized. For a more detailed description of tax consequences associated with redemptions and exchanges of shares, please refer to the accompanying May 1, 1995 Prospectus.

         The foregoing discussion of Federal tax consequences is included herein for general information only. Each shareholder should consult with his or her own tax adviser as to the specific tax consequences of the Reorganization, including the application and effect of state and local tax laws. Because of special or unique circumstances applicable to any given shareholder, the tax consequences of the Reorganization and/or investment alternatives could be significantly different.

CAPITALIZATION

         The following table shows the unaudited capitalization of the Balanced Portfolio and the S&P 100 Plus Portfolio, respectively, as of December 31, 1995, and the unaudited pro forma capitalization of the S&P 100 Plus Portfolio as of that date giving effect to the Reorganization:

                                                                         PRO FORMA
                                       BALANCED        S&P 100 PLUS      COMBINED
                                       PORTFOLIO       PORTFOLIO         PORTFOLIO
                                       ---------       ----------        ---------
Net Assets  . . . . . . . . . . . .    $7,023,083      $57,061,615       $64,042,860
Net Asset Value Per Share . . . . .    $12.02          $19.53            $19.53
Shares Outstanding  . . . . . . . .    584,480         2,922,304         3,279,767


         THE BOARD OF DIRECTORS OF PRINCIPAL PRESERVATION UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE BALANCED PORTFOLIO VOTE FOR APPROVAL OF THE PLAN AND THE REORGANIZATION.


                                 MISCELLANEOUS

PRINCIPAL SHAREHOLDERS

         As of the Record Date, no person was known to own of record or beneficially 5% or more of the outstanding shares of either Portfolio. The directors and officers of Principal Preservation as a group own less than 1% of the outstanding shares of each Portfolio. Neither Principal Preservation nor either Portfolio is "controlled" (as that term is defined in the 1940 Act) by any person.

AUDITORS

         The firm of Arthur Andersen LLP has served Principal Preservation as independent accountants and auditors since its inception in 1985. Arthur Andersen LLP has no direct or indirect financial interest in Principal Preservation or the Portfolios except as auditors and independent public accountants. No representative of Arthur Andersen LLP is expected to be present at the Meeting.

INTERESTS OF EXPERTS AND COUNSEL

         No expert or counsel named herein has a substantial interest in Principal Preservation, either Portfolio, the Reorganization, or any other transaction contemplated by this Proxy Statement/Prospectus.

COST OF SOLICITATION

         Expenses in connection with the solicitation of proxies will be borne by Ziegler. Upon request, Ziegler will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy materials to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be principally by mail. Proxies also may be solicited in person, or by telephone or telegraph, by officers of Principal Preservation or by officers and employees of Ziegler or by dealers and their representatives, without special compensation. Proxies may also be solicited by a professional proxy solicitation service if management of Principal Preservation should determine that solicitation by such means is advisable.

OTHER MATTERS

         The Board of Directors has not been informed and is not aware that any other matter will be brought before the Meeting. However, unless expressly indicated otherwise on the enclosed form of proxy, proxies may be voted with discretionary authority with respect to any other matter that may properly be presented at the meeting or any adjournment thereof.

SHAREHOLDER MEETINGS

         Principal Preservation is organized as a Maryland corporation, and as such is not required to hold annual meetings of shareholders. Principal Preservation's Bylaws provide that Principal Preservation is not required to hold a shareholder meeting in any year in which the election of directors, approval of an investment advisory agreement (or any sub-advisory agreement) or ratification of the selection of independent public accountants is not required to be acted upon by shareholders of Principal Preservation or any of its series, including the Portfolios, under the 1940 Act. Meetings of shareholders of any series will be held when and as determined necessary by the Board of Directors of Principal Preservation and in accordance with the 1940 Act. However, shareholders of any portfolio series wishing to submit proposals for inclusion in a proxy statement for any future shareholder meetings should send their written proposals to the Secretary of Principal Preservation at 215 North Main Street, West Bend, Wisconsin 53095-3348.

                                                                      APPENDIX A

                   PRINCIPAL PRESERVATION BALANCED PORTFOLIO
                     PLAN OF REORGANIZATION AND LIQUIDATION


         This Plan of Reorganization and Liquidation is made as of this 20th day of February, 1996, by Principal Preservation Portfolios, Inc. ("Principal Preservation"), on behalf of its two series known as the Balanced Portfolio and the S&P 100 Plus Portfolio.

                                R E C I T A L S

         WHEREAS, Principal Preservation: (a) is a Maryland corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; (b) is registered as an open-end, series, management investment company under the Investment Company Act; and (c) presently has designated nine separate series or investment portfolios including the Balanced Portfolio and the S&P 100 Plus Portfolio;

         WHEREAS, this Plan is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the Code. The Reorganization will comprise the transfer of substantially all of the assets of the Balanced Portfolio to the S&P 100 Plus Portfolio in exchange solely for shares of the S&P 100 Plus Portfolio's Common Stock, and the constructive distribution at the Effective Time of such shares of the S&P 100 Plus Portfolio to the shareholders of the Balanced Portfolio in liquidation of the Balanced Portfolio, all upon the terms and conditions hereinafter set forth in this Plan; and

         WHEREAS, the adoption and performance of this Plan has been authorized by Principal Preservation's Board of Directors and, prior to the Closing Date, will have been duly authorized by all other necessary corporate action on the part of Principal Preservation, including approval by the shareholders of the Balanced Portfolio.


                               A G R E E M E N T

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.       DEFINITIONS

         For purposes of this Plan, the following terms shall have the respective meanings set forth below:

         1.1 "BALANCED PORTFOLIO" means the Balanced Portfolio, a designated series or investment portfolio of Principal Preservation.

         1.2 "BALANCED PORTFOLIO SHAREHOLDERS" means the holders of record of the issued and outstanding shares of common stock of the Balanced Portfolio as of the close of business on the Valuation Date.

         1.3 "BALANCED PORTFOLIO SHAREHOLDER MEETING" means a meeting of the shareholders of the Balanced Portfolio to be convened in accordance with applicable law and the Articles of Incorporation and Bylaws of Principal Preservation to consider and vote upon the approval of this Plan and the transactions contemplated hereby.

         1.4 "BALANCED PORTFOLIO SHARES" means the issued and outstanding shares of common stock of the Balanced Portfolio.

         1.5 "CLOSING" means the transfer to the S&P 100 Plus Portfolio of the assets of the Balanced Portfolio against delivery to the Balanced Portfolio of the S&P 100 Plus Portfolio Shares as described in Section 2.1 of this Plan.

         1.6 "CLOSING DATE" means May 1, 1996, or such other date as the parties may mutually determine.

         1.7     "CODE" means the Internal Revenue Code of 1986, as amended.

         1.8 "DEPOSITORY" means B.C. Ziegler & Company, acting in its capacity as depository with respect to the assets of the Balanced Portfolio and the S&P 100 Plus Portfolio.

         1.9     "EFFECTIVE TIME" means 8:00 a.m. Central Time on the Closing
Date.

         1.10    "EXCLUDED ASSETS" shall have the meaning set forth in Section
2.3 of this Plan.

         1.11 "INVESTMENT COMPANY ACT" means the Investment Company Act of 1940, as amended, and all of the rules and regulations adopted thereunder by the SEC.

         1.12 "PERSON" means an individual or a corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, or other entity, as the context requires.

         1.13 "PLAN" means this Plan of Reorganization and Liquidation, together with all schedules and exhibits attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

         1.14 "PRINCIPAL PRESERVATION" means Principal Preservation Portfolios, Inc., a corporation which: (a) is duly organized, validly existing and in good standing under the laws of the State of Maryland; (b) is registered as an open-end, series, management investment company under the Investment Company Act; and (c) presently his designated nine separate series of its Common Stock, par value $.001 per share, including the Balanced Portfolio and the S&P 100 Plus Portfolio.

         1.15 "PRINCIPAL PRESERVATION PROSPECTUS" means the Prospectus, dated May 1, 1995, as supplemented on September 1, 1995 and January 31, 1996, of Principal Preservation relating to the Balanced and S&P 100 Plus Portfolios, among other series of Principal Preservation, included in Post-Effective Amendment No. 26 to Principal Preservation's Registration Statement on Form N-1A (Securities Act Reg. No. 33-12), as filed with the SEC on March 2, 1995 pursuant to Rule 485(a) under the Securities Act.

         1.16 "REORGANIZATION" means the transactions described in and contemplated by this Plan.

         1.17 "REQUIRED BALANCED PORTFOLIO SHAREHOLDER VOTE" shall have the meaning specified in Section 3.1 of this Plan.

         1.18    "SEC" means the United States Securities and Exchange
Commission.

         1.19 "SECURITIES ACT" means the Securities Act of 1933, as amended, and all rules and regulations adopted by the SEC pursuant thereto.

         1.20 "S&P 100 PLUS PORTFOLIO" means the S&P 100 Plus Portfolio, a designated series or investment portfolio of Principal Preservation.

         1.21 "S&P 100 PLUS PORTFOLIO SHARES" means the shares of Common Stock of the S&P 100 Plus Portfolio to be issued pursuant to this Plan, as described in Section 2.1 hereof.

         1.22    "VALUATION DATE" shall have the meaning set forth in Section
2.4 of this Plan.

2.       REORGANIZATION AND LIQUIDATION OF THE BALANCED PORTFOLIO.

         2.1 TRANSFER OF BALANCED PORTFOLIO ASSETS; ISSUANCE OF S&P 100 PLUS PORTFOLIO SHARES. At or prior to the Effective Time, all of the assets of the Balanced Portfolio, except the Excluded Assets, shall be delivered to the Depository for the account of the S&P 100 Plus Portfolio, in exchange for, and against delivery to the Balanced Portfolio of, that number of S&P 100 Plus Portfolio Shares (including, if applicable, fractional shares rounded to the nearest thousandth of one whole share) having an aggregate net asset value equal to the value of the assets of the Balanced Portfolio so delivered, all determined and adjusted as provided in Section 2.2 of this Plan. As of the

Effective Time and following delivery of such assets to the Depository, the S&P 100 Plus Portfolio shall receive good and marketable title to such assets free and clear of all liens, security interests, pledges, charges, claims or encumbrances of any and every kind.

         2.2     COMPUTATION OF NET ASSET VALUE.

                 (a) The net asset value of the S&P 100 Plus Portfolio Shares and the net value of the assets of the Balanced Portfolio transferred pursuant to this Plan shall, in each case, be determined as of the close of business on the New York Stock Exchange on the Valuation Date.

                 (b) The net asset value of the S&P 100 Plus Portfolio Shares shall be computed in accordance with the practices and procedures of the S&P 100 Plus Portfolio described in the Principal Preservation Prospectus. Likewise, the value of the assets of the Balanced Portfolio to be transferred pursuant to this Plan shall be computed in accordance with the practices and procedures of the Balanced Portfolio described in the Principal Preservation Prospectus.

         2.3 EXCLUDED ASSETS. There shall be deducted from the assets of the Balanced Portfolio described in Section 2.1 all organizational expenses and other assets of the Balanced Portfolio that would not have value to the S&P 100 Plus Portfolio, as well as cash in an amount estimated by Principal Preservation to be sufficient to pay all liabilities of the Balanced Portfolio accrued and unpaid as of the Effective Time, including, without limitation: (a) amounts owed or to be owed to any Balanced Portfolio Shareholder, including declared but unpaid dividends and capital gains distributions; and (b) accounts payable, taxes and other accrued and unpaid expenses, if any, incurred in the normal operation of the business of the Balanced Portfolio up to and including the Closing Date and estimated to be incurred after the Closing Date in connection with winding up the affairs of, and liquidating, the Balanced Portfolio (together the "Excluded Assets").

         2.4 VALUATION DATE. The assets of the Balanced Portfolio and the per share net asset value of the S&P 100 Plus Portfolio Shares shall be valued as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (the "Valuation Date"). The stock transfer books of the Balanced Portfolio shall be permanently closed as of the close of business on the Valuation Date, and only requests for the redemption of shares of the Balanced Portfolio received in proper form prior to the close of trading on the New York Stock Exchange on the Valuation Date shall be accepted by the Balanced Portfolio. Redemption requests thereafter received by the Balanced Portfolio shall be deemed to be redemption requests for S&P 100 Plus Portfolio Shares (assuming that the transactions contemplated by this Plan have been consummated) to be distributed to the Balanced Portfolio Shareholders pursuant to this Plan.

         2.5 DECLARATION OF DIVIDENDS AND CAPITAL DISTRIBUTIONS BY THE BALANCED PORTFOLIO. On or prior to the Closing Date, the Balanced Portfolio will declare a dividend to shareholders of record of the Balanced Portfolio as of or prior to the Closing Date so that, for the short taxable year of the Balanced Portfolio ending on the date on which the Balanced Portfolio is completely liquidated and discontinued, the Balanced Portfolio will have declared an aggregate amount of dividends which: (a) is equal to at least the sum of its net capital gain (within the meaning of Section 852(b)(3) of the Code) and ninety percent (90%) of its investment company taxable income (determined under Section 852(b)(2) of the Code, but without regard to Section 852(b)(2)(D) of the Code) for such taxable year; and (b) is sufficient to avoid any excise tax on the Balanced Portfolio under Section 4982 of the Code for the calendar year in which the Closing Date occurs, provided that the dividends that have been so declared but have not been paid on or before such Closing Date are in fact paid by the Balanced Portfolio prior to the end of such calendar year to the shareholders of the Balanced Portfolio as of the record date for determining shareholders entitled to receive payment of such dividend.

         2.6 LIQUIDATION. As soon as reasonably practicable after the Closing Date, the Balanced Portfolio shall pay or make provisions for all of its debts, liabilities and taxes, and distribute all remaining assets, including the S&P

100 Plus Portfolio Shares received by it in the Reorganization and the balance, if any, of the Excluded Assets, to the Balanced Portfolio Shareholders, and the Balanced Portfolio's status as a designated series of shares of Principal Preservation shall be discontinued.

         2.7 ISSUANCE OF S&P 100 PLUS PORTFOLIO SHARES. On the Closing Date, Principal Preservation shall instruct its transfer agent to record on Principal Preservation's books and records the pro rata interest of each of the Balanced Portfolio Shareholders in the S&P 100 Plus Portfolio Shares in the name of such Balanced Portfolio Shareholder. All Balanced Portfolio Shares then issued and outstanding shall thereupon be canceled on the books of Principal Preservation. Principal Preservation shall forward a confirmation of such ownership to each of the Balanced Portfolio Shareholders. No redemption or repurchase of such S&P 100 Plus Portfolio Shares credited to any Balanced Portfolio Shareholder in respect of his or her Balanced Portfolio Shares which are represented by an unsurrendered stock certificate shall be permitted until such certificate has been surrendered to Principal Preservation for cancellation, or if such certificate is lost or misplaced, until a lost certificate affidavit has been executed and delivered to Principal Preservation.

         2.8 LIABILITIES AND EXPENSES. The S&P 100 Plus Portfolio shall not assume any liability of the Balanced Portfolio and the Balanced Portfolio shall use its best efforts to discharge all known liabilities, so far as may be possible, prior to the Closing Date.

3.       CONDITIONS PRECEDENT TO CLOSING

         The Closing of the Reorganization is subject to the conditions that on or before the Closing Date:

         3.1 APPROVAL OF PLAN BY SHAREHOLDERS OF THE BALANCED PORTFOLIO. The Balanced Portfolio Shareholder Meeting shall have been duly called and held in accordance with the provisions of the Investment Company Act, the Maryland General Corporation Law and the Articles of Incorporation and Bylaws of Principal Preservation, including compliance with the notice and quorum requirements thereunder, and at such meeting the Plan shall have been approved by the affirmative vote of the lesser of: (a) 67% or more of the Balanced Portfolio Shares present at the Balanced Portfolio Shareholder Meeting and entitled to vote, provided shareholders who are the owners of more than 50% of the Balanced Portfolio Shares outstanding and entitled to vote on the Plan at the Balanced Portfolio Shareholder Meeting are present at such Meeting in person or by proxy; or (b) more than 50% of the Balanced Portfolio Shares outstanding and entitled to vote on approval of the Plan at the Balanced Portfolio Shareholder Meeting (the "Required Balanced Portfolio Shareholder Vote").

         3.2 NO ADVERSE ACTIONS. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit or obtain damages or other relief in connection with this Plan or the transactions contemplated hereby.

         3.3 CONSENTS AND APPROVALS. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky or securities authorities) deemed necessary by Principal Preservation to permit consummation, in all material respects, of the transactions contemplated hereby, shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Balanced Portfolio.

         3.4 EFFECTIVENESS OF REGISTRATION STATEMENT ON FORM N-14. Principal Preservation's Registration Statement on Form N-14 to be prepared and filed with the SEC with respect to the S&P 100 Plus Portfolio Shares, including the Proxy Statement of the Balanced Portfolio soliciting approval of the Plan at the Balanced Portfolio Shareholder Meeting constituting a part thereof, shall have become effective under the Securities Act and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of Principal Preservation, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the Securities Act.

         3.5 TAX OPINION. Principal Preservation shall have obtained an opinion of Quarles & Brady, legal counsel to Principal Preservation, in form and substance reasonably satisfactory to its Board of Directors, to the effect that the Reorganization will constitute a tax-free reorganization pursuant to
Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, and that, accordingly, for Federal income tax purposes: (i) no gain or loss will be recognized by either the Balanced Portfolio or the S&P 100 Plus Portfolio upon the transfer of assets of the Balanced Portfolio in exchange for the S&P 100 Plus Portfolio Shares; (ii) no gain or loss will be recognized by the Balanced Portfolio Shareholders upon the liquidation of the Balanced Portfolio and the related surrender of their shares of the Balanced Portfolio in exchange for the S&P 100 Plus Portfolio Shares; (iii) the S&P 100 Plus Portfolio's basis in the assets acquired from the Balanced Portfolio will be the same as the basis of those assets in the hands of the Balanced Portfolio immediately prior to the exchange; (iv) the holding period of the assets of the Balanced Portfolio in the hands of the S&P 100 Plus Portfolio will include the holding period of the Balanced Portfolio; (v) the basis of the S&P 100 Plus Portfolio Shares received by each Balanced Portfolio Shareholder in connection with the reorganization will be the same as the Balanced Portfolio Shareholder's basis in his or her Balanced Portfolio Shares immediately prior to the Reorganization; and (vi) the holding period of the S&P 100 Plus Portfolio Shares received by each Balanced Portfolio Shareholder in connection with the Reorganization will include such Balanced Portfolio Shareholder's holding period of his or her Balanced Portfolio Shares held immediately prior to the Reorganization, provided that such Balanced Portfolio Shares were held by such Balanced Portfolio Shareholder as capital assets as of the Effective Time.

         3.6 DECLARATION OF DIVIDENDS BY THE BALANCED PORTFOLIO. Prior to or on the Closing Date, the Balanced Portfolio shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all of the Balanced Portfolio's investment company taxable income for taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward).

4.       EXPENSES

         B.C. Ziegler and Company, the distributor of the shares for each of the Balanced Portfolio and the S&P 100 Plus Portfolio, will bear the expenses incurred by the Portfolios in connection with carrying out the provisions of this Plan.

5.       TERMINATION

         5.1 MUTUAL AGREEMENT. This Plan may be terminated at any time by Principal Preservation, and will be terminated by Principal Preservation if any of the conditions precedent to the Reorganization or set forth in Article 3 has not been satisfied as of the Closing Date.

         5.2 EFFECTS OF TERMINATION. In the event of any such termination, there shall be no liability for damage on the part of either the Balanced Portfolio of the S&P 100 Plus Portfolio to the other.

6.       AMENDMENT

         This Plan may be amended, modified or supplemented in such manner as Principal Preservation determines; provided, however, that following approval of the Plan by the Required Balanced Portfolio Shareholder Vote, no such amendment may change the provisions for determining the number of S&P 100 Plus Portfolio Shares to be issued to the Balanced Portfolio Shareholders in any fashion which adversely affects the Balanced Portfolio Shareholders, unless such amendment has been approved by the Balanced Portfolio Shareholders.

7.       MISCELLANEOUS

         7.1 HEADINGS. The Article and Section headings contained in this Plan will have reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

         7.2 GOVERNING LAW. This Plan shall be governed by and construed in accordance with the laws of the State of Maryland, Principal Preservation's Articles of Incorporation and Bylaws, and the Principal Preservation Prospectus.


         IN WITNESS WHEREOF, on the authority of the Board of Directors of Principal Preservation, this Plan has been executed by Principal Preservation's duly authorized officer as of the day and year first written above.




                         BY ORDER OF THE BOARD OF DIRECTORS OF
                         PRINCIPAL PRESERVATION PORTFOLIOS, INC.
                         (ON BEHALF OF THE BALANCED AND S&P 100 PLUS PORTFOLIOS)


                         By:
                             --------------------------------------------------
                             R. D. Ziegler, Chairman of the Board and President


                         B.C. ZIEGLER AND COMPANY
                         (SOLELY FOR THE PURPOSE OF INDICATING ITS AGREEMENT TO BE BOUND BY ARTICLE 4 HEREOF)


                         By:
                             --------------------------------------------------
                             Peter D. Ziegler, President and
                             Chief Executive Officer

STATEMENT OF ADDITIONAL INFORMATION
  DATED MARCH 22, 1996
PRINCIPAL PRESERVATION PORTFOLIOS, INC.
215 North Main Street
West Bend, Wisconsin  53095
800-826-4600


         This Statement of Additional Information is not a prospectus, and should be read in conjunction with the Proxy Statement/Prospectus dated March 22, 1996, relating to the reorganization (the "Reorganization") of the Balanced Portfolio, a series of Principal Preservation Portfolios, Inc. ("Principal Preservation"), into the S&P 100 Plus Portfolio, another series of Principal Preservation. In connection with the Reorganization, the S&P 100 Plus Portfolio would acquire all of the assets of the Balanced Portfolio (net of its liabilities). In consideration for the Balanced Portfolio's transfer of its assets to the S&P 100 Plus Portfolio, the S&P 100 Plus Portfolio would issue to the Balanced Portfolio shares of Common Stock of the S&P 100 Plus Portfolio with an aggregate net asset value equal to the value of the assets transferred by the Balanced Portfolio. The Balanced Portfolio would thereafter distribute the shares of the S&P 100 Plus Portfolio so received to its shareholders on a pro rata basis, and the Balanced Portfolio subsequently would be liquidated and discontinued. As a result of the Reorganization, shareholders of the Balanced Portfolio would become shareholders of the S&P 100 Plus Portfolio. It is expected that the aggregate net asset value of the shares of the S&P 100 Plus Portfolio received by each shareholders of the Balanced Portfolio in the Reorganization would be equal, immediately following the Reorganization, to the aggregate net asset value of the shares of the Balanced Portfolio held by such shareholder immediately prior to the Reorganization.

         Except for the unaudited pro forma financial statements contained herein, the information otherwise required to be set forth in this Statement of Additional Information is included in: (i) the Prospectus of Principal Preservation (relating to both the Balanced Portfolio and the S&P 100 Plus Portfolio), dated May 1, 1995, as supplemented (the "May 1, 1995 Prospectus");
(ii) the Statement of Additional Information of Principal Preservation (relating to both the Balanced Portfolio and the S&P 100 Plus Portfolio), dated May 1, 1995, as supplemented (the "May 1, 1995 SAI"); and (iii) Principal Preservation's 1995 Annual Report to Shareholders (the "Annual Report"). The May 1, 1995 Prospectus, the May 1, 1995 SAI, and the Annual Report are incorporated by reference herein.

         Copies of the Proxy Statement/Prospectus, the May 1, 1995 Prospectus, the May 1, 1995 SAI, and the Annual Report may be obtained free of charge by writing to B.C. Ziegler and Company, the distributor for Principal Preservation (the "Distributor"), at 215 North Main Street, West Bend, Wisconsin 53095, or by calling the Distributor at (800) 826-4600.


                                    EXPERTS

         The audited financial statements of the Balanced Portfolio and the S&P 100 Plus Portfolio incorporated by reference into this Statement of Additional Information have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which also is incorporated by reference into this Statement of Additional Information, in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


                        HISTORICAL FINANCIAL STATEMENTS

         The following audited historical financial statements and footnotes thereto of the Balanced Portfolio and the S&P 100 Plus Portfolio, together with the Report of the Independent Accountants thereon, are incorporated by reference herein from the Annual Report:

         (1) Balance Sheets for each of the Balanced Portfolio and the S&P 100 Plus Portfolio as of December 31, 1995;

         (2) Statements of Operations for each of the Balanced Portfolio and the S&P 100 Plus Portfolio for the year ended December 31, 1995;

         (3) Statements of Changes in Net Assets for each of the Balanced Portfolio and the S&P 100 Plus Portfolio for the years ended December 31, 1995 and 1994;

         (4) Schedule of Investments of each of the Balanced Portfolio and the S&P 100 Plus Portfolio as of December 31, 1995;

         (5) Financial Highlights for each of the Balanced Portfolio and the S&P 100 Plus Portfolio; and

         (6)     Notes to Financial Statements.


                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

         Set forth below are the following unaudited pro forma financial statements: (a) unaudited Pro Forma Combining Statement of Assets and Liabilities for the Balanced Portfolio and the S&P 100 Plus Portfolio as of December 31, 1995, assuming the Reorganization had been consummated on that date; (b) unaudited Pro Forma Combining Statement of Operations for the Balanced Portfolio and the S&P 100 Plus Portfolio for the year ended December 31, 1995, giving effect to the Reorganization as if it had been consummated on January 1, 1995; and (c) unaudited Pro Forma Combining Schedule of Investments of the Balanced Portfolio and the S&P 100 Plus Portfolio as of December 31, 1995, assuming the Reorganization had been consummated on that date.

         This unaudited pro forma financial information should be read in conjunction with, and is qualified in its entirety by, the audited historical financial statements and accompanying notes of the Balanced Portfolio and the S&P 100 Plus Portfolio included elsewhere in this Statement of Additional Information. These unaudited pro forma combining financial statements are intended for information purposes only, and are not necessarily indicative of the future financial position or future results of the S&P 100 Plus Portfolio.

PRINCIPAL PRESERVATION PORTFOLIOS, INC.- S&P 100 PLUS AND BALANCED PORTFOLIO PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
           DECEMBER 31, 1995
              (unaudited)

                                   S&P 100                                                                   PRO FORMA
                                     PLUS           BALANCED          COMBINED         ADJUSTMENTS             EFFECT
                                   -------          --------          --------         -----------           ---------
ASSETS:
Investments:
   Long-term investments
   in securities, (See
   Schedule of Investments) ......   $53,320,630     $6,987,797       $60,308,427          19,121 (c)         $60,327,548
   Short-term investments ........     3,851,931        237,763         4,089,694         (19,121)(c)           4,070,573
                                     -----------     ----------       -----------         -------             -----------
      Total Investments ..........    57,172,561      7,225,560        64,398,121            0.00              64,398,121

Cash .............................           500            590             1,090                                   1,090

Receivables:
   Capital shares sold ...........       115,712          4,303           120,015                                 120,015
   Dividends and interest ........       121,292         58,565           179,857                                 179,857
                                     -----------     ----------       -----------         -------             -----------
      Total receivables ..........       237,004         62,868           299,872               0                 299,872
Other assets .....................         2,601            137             2,738               0                   2,738
                                     -----------     ----------       -----------         -------             -----------
      Total Assets ...............   $57,412,666     $7,289,155       $64,701,821               0             $64,701,821
                                     ===========     ==========       ===========         =======             ===========
LIABILITIES:
Payables:
   Capital shares redeemed .......        24,404        220,015           244,419                                 244,419
   Distributions to shareholders .       160,676          3,384           164,060          63,081 (d)             227,141
   Expenses ......................       104,783         42,673           147,456         (21,243)(h)             126,213
   Outstanding Option Contracts ..        61,188            ---            61,188                                  61,188
                                     -----------     ----------       -----------         -------             -----------
      Total Liabilities ..........       351,051        266,072           617,123          41,838                 658,961
                                     -----------     ----------       -----------         -------             -----------
NET ASSETS
Capital stock ....................    36,593,532      5,825,124        42,418,656         535,236 (d)          42,953,892
Undistributed(overdistributed) net
  investment income ..............         1,634            311             1,945                                   1,945
Undistributed net realized gains .
  (losses) on investments ........         5,698       (196,695)         (190,997)        196,695 (d)               5,698
Net unrealized appreciation
  on investments .................    20,460,751      1,394,343        21,855,094        (773,769)(d)          21,081,325
                                     -----------     ----------       -----------         -------             -----------
       Total net assets ..........    57,061,615      7,023,083        64,084,698         (41,838)             64,042,860
                                     -----------     ----------       -----------         -------             -----------
       Total liabilities
        and net assets ...........   $57,412,666     $7,289,155       $64,701,821               0             $64,701,821
                                     ===========     ==========       ===========         =======             ===========
NET ASSET VALUE AND
   REDEMPTION PRICE
   PER SHARE .....................        $19.53         $12.02                                                    $19.53
                                     ===========     ==========                                               ===========
MAXIMUM OFFERING PRICE
   PER SHARE ....................         $20.45         $12.59                                                    $20.45
                                     ===========     ==========                                               ===========



Shares Outstanding Reconciliation                                    BALANCED        CONVERSION           PRO FORMA
                                                                   REINVESTMENT      ADJUSTMENT             SHARES
Net Assets.......................     57,061,615      7,023,083           (41,838)(d)                          64,042,860
Shares Authorized................     50,000,000     50,000,000                                                50,000,000
Shares Issued and Outstanding....      2,922,304        584,480            48,525 (d)    (275,542)(i)           3,279,767
Net Asset Value and
  Redemption Price...............          19.53          12.02                                                     19.53


 The accompanying notes to the combining pro forma financial statements are an integral part of these statements.

PRINCIPAL PRESERVATION PORTFOLIOS, INC.- S&P 100 PLUS PORTFOLIO AND BALANCED PORTFOLIO
PRO FORMA COMBINING STATEMENT OF OPERATIONS
   FOR THE YEAR ENDED DECEMBER 31, 1995
              (unaudited)



                                   S&P 100                                                                        PRO FORMA
                                     PLUS              BALANCED          COMBINED         ADJUSTMENTS                EFFECT
                                   -------             --------          --------         -----------             ---------
Investment Income:
Dividends .......................   $1,129,421           $131,463        $1,260,884                                   $1,260,884
Interest ........................      142,330            205,588           347,918                                      347,918
                                    ----------           --------        ---------            -------                 ----------
       Total investment
        income ..................    1,271,751            337,051         1,608,802                                    1,608,802
EXPENSES:
Investment advisory fees ........      292,466             45,711           338,177           (11,355)(e)                326,822
Custodian fees ..................       18,250              8,395            26,645            (6,100)(g)                 20,545
Transfer agent fees .............       68,445              9,125            77,570                                       77,570
Broker service fees .............       90,873             18,792           109,665                                      109,665
Professional fees ...............       47,876             27,740            75,616           (23,893)(f)(h)              51,723
Registration ....................       16,060             16,060            32,120           (16,060)(h)                 16,060
Communication ...................       12,210              1,229            13,439                                       13,439
Director fees ...................       14,205              3,457            17,662                                       17,662
Pricing of investments ..........        7,275              8,760            16,035            (8,760)(h)                  7,275
Other ...........................        4,071              2,955             7,026            (2,955)(h)                  4,071
                                    ----------           --------        ---------            -------                 ----------
       Total expenses ...........      571,731            142,224           713,955           (69,123)                   644,832
Less expenses absorbed
  by advisor ....................          ---            (47,880)          (47,880)           47,880                          0
                                    ----------           --------        ---------            -------                 ----------
     Net expenses ...............      571,731             94,344           666,075           (21,243)                   644,832
                                    ----------           --------        ---------            -------                 ----------
NET INVESTMENT INCOME ...........      700,020            242,707           942,727            21,243                    963,970
                                    ----------           --------        ---------            -------                 ----------

NET REALIZED GAINS
  ON INVESTMENTS ................    1,785,019            142,554         1,927,573           773,769 (d)              2,701,342
NET UNREALIZED APPRECIATION
  ON INVESTMENTS ................   12,487,128          1,369,971        13,857,099          (773,769)(d)             13,083,330
                                    ----------           --------        ---------            -------                 ----------

     Net gains
      on investments ..........     14,272,147          1,512,525        15,784,672                                   15,784,672
                                    ----------           --------        ---------            -------                 ----------

NET INCREASE
   IN NET ASSETS RESULTING
   FROM OPERATIONS ..............  $14,972,167         $1,755,232       $16,727,399           $21,243                $16,748,642
                                   ===========         ==========       ===========           =======                ===========


 The accompanying notes to the combining pro forma financial statements are an integral part of these statements.

                            S&P 100 PLUS PORTFOLIO
                              BALANCED PORTFOLIO
                 PRO-FORMA COMBINING SCHEDULE OF INVESTMENTS
                              DECEMBER 31, 1995



                                              S&P 100 Plus          Balanced Portfolio        Combined
                                            ------------------      ------------------   -------------------
                                             Number     Market     Number    Market        Number     Market
                                            of Shares    Value    of Shares   Value      of Shares    Value
                                            ---------    -----    ---------   -----      ---------    -----
COMMON STOCKS - 94.1%
BASIC INDUSTRIES - 5.2%
  Aluminum Company of America                   4,800    253,800         0          0        4,800     253,800
* Bethlehem Steel Corporation                   2,900     40,600         0          0        2,900      40,600
  Boise Cascade Corporation                     1,266     43,835         0          0        1,266      43,835
  Champion International                        2,600    109,200         0          0        2,600     109,200
  Dow Chemical Company                          7,250    510,219         0          0        7,250     510,219
  DuPont (E.I.) de Nemours and  Company        15,200  1,062,100         0          0       15,200   1,062,100
  Homestake Mining Company                      3,800     59,375         0          0        3,800      59,375
  International Paper Company                   6,800    257,550         0          0        6,800     257,550
  Monsanto Company                              3,300    404,250         0          0        3,300     404,250
  Weyerhaeuser Company                          5,700    246,525         0          0        5,700     246,525
                                                       ---------              -------                ---------
                                                       2,987,454                    0                2,987,454
CONSUMER DURABLES   - 4.7%
  Black & Decker Corporation                    2,300     81,075         0          0        2,300      81,075
  Brunswick Corporation                         2,600     62,400         0          0        2,600      62,400
  Chrysler Corporation                         10,200    586,975         0          0       10,200     586,975
  Ford Motor Company                           29,600    858,400         0          0       29,600     858,400
  General Motors Corporation                   20,700  1,094,513         0          0       20,700   1,094,513
                                                       ---------              -------                ---------
                                                       2,683,363                    0                2,683,363
CONSUMER NONDURABLES - 9.8%
  Avon Products, Inc.                           2,000    150,750         0          0        2,000     150,750
  Coca-Cola Company                            35,000  2,598,750         0          0       35,000   2,598,750
  Colgate-Palmolive Company                     4,000    281,000     1,850    129,962        5,850     410,962
  Eastman Kodak Company                         9,400    629,800     2,350    157,450       11,750     787,250
  Heinz (H.J.) Company                         10,100    334,562         0          0       10,100     334,562
  International Flavors &  Fragrances Inc.      3,100    148,800     2,750    132,000        5,850     280,800
  PepsiCo, Inc.                                21,900  1,223,662     3,100    173,213       25,000   1,396,875
  Polaroid Corporation                          1,300     61,588         0          0        1,300      61,588
  Ralston Purina Group                          2,900    180,888         0          0        2,900     180,888
  Gillette Company                                  0          0     3,200    166,800        3,200     166,800
  Kimberly-Clark Corporation                        0          0     2,000    165,500        2,000     165,500
                                                       ---------              -------                ---------
                                                       5,609,800              924,925                6,534,725
CONSUMER SERVICE  - 8.7%
  Capital Cities/ABC, Inc.                      4,300    530,512         0          0        4,300     530,512
  Walt Disney Company                          14,300    843,700         0          0       14,300     843,700
* Harrah's Entertainment                        2,850     69,112                             2,850      69,112
  Kmart Corporation                            12,600     91,350         0          0       12,600      91,350
  Limited (The), Inc.                          10,000    173,750         0          0       10,000     173,750
  May Department Stores Company                 6,900    291,525         0          0        6,900     291,525
  McDonald's Corporation                       19,400    875,425     3,500    157,938       22,900   1,033,363
  Sears, Roebuck and Co.                       10,700    417,300         0          0       10,700     417,300
  Tandy Corporation                             2,000     83,000         0          0        2,000      83,000
* Toys "R" Us, Inc.                             7,625    165,844         0          0        7,625     165,844
  Wal-Mart Stores, Inc.                        63,500  1,420,813         0          0       63,500   1,420,813
  Dun & Bradstreet Corporation                      0          0     2,300    148,925        2,300     148,925
  Walgreen Co.                                      0          0     5,400    161,325        5,400     161,325
                                                       ---------              -------                ---------
                                                       4,962,331              468,188                5,430,519

                                              Adjustments       Pro-Forma Effect
                                           -----------------   ------------------
                                            Number    Market    Number     Market
                                           of Shares  Value    of Shares   Value
                                           ---------  -----    ---------   -----
COMMON STOCKS - 94.1%
BASIC INDUSTRIES - 5.2%
  Aluminum Company of America                   600    31,725     5,400     285,525
* Bethlehem Steel Corporation                   400     5,600     3,300      46,200
  Boise Cascade Corporation                     200     6,925     1,466      50,760
  Champion International                        300    12,600     2,900     121,800
  Dow Chemical Company                          900    63,338     8,150     573,557
  DuPont (E.I.) de Nemours and  Company       2,000   139,750    17,200   1,201,850
  Homestake Mining Company                      500     7,813     4,300      67,188
  International Paper Company                   900    34,088     7,700     291,638
  Monsanto Company                              400    49,000     3,700     453,250
  Weyerhaeuser Company                          700    30,275     6,400     276,800
                                                                          ---------
                                                                          3,368,567
CONSUMER DURABLES   - 4.7%
  Black & Decker Corporation                    300    10,575     2,600      91,650
  Brunswick Corporation                         300     7,200     2,900      69,600
  Chrysler Corporation                        1,300    74,811    11,500     661,786
  Ford Motor Company                          3,900   113,100    33,500     971,500
  General Motors Corporation                  2,700   142,763    23,400   1,237,276
                                                                          ---------
                                                                          3,031,812
CONSUMER NONDURABLES - 9.8%
  Avon Products, Inc.                           300    22,613     2,300     173,363
  Coca-Cola Company                           4,600   341,550    39,600   2,940,300
  Colgate-Palmolive Company                  (1,300)  (91,325)    4,550     319,637
  Eastman Kodak Company                      (1,100)  (73,700)   10,650     713,550
  Heinz (H.J.) Company                        1,300    43,063    11,400     377,625
  International Flavors &  Fragrances Inc    (2,300) (110,400)    3,550     170,400
  PepsiCo, Inc.                                (200)  (11,175)   24,800   1,385,700
  Polaroid Corporation                          200     9,475     1,500      71,063
  Ralston Purina Group                          400    24,950     3,300     205,838
  Gillette Company                           (3,200) (174,038)        0      (7,238)
  Kimberly-Clark Corporation                 (2,000) (137,712)        0      27,788
                                                                          ---------
                                                                          6,378,025
CONSUMER SERVICE  - 8.7%
  Capital Cities/ABC, Inc.                      600    69,932     4,900     600,444
  Walt Disney Company                         1,900   110,867    16,200     954,567
* Harrah's Entertainment                        400     9,181     3,250      78,293
  Kmart Corporation                           1,700    12,237    14,300     103,587
  Limited (The), Inc.                         1,300    22,584    11,300     196,334
  May Department Stores Company                 900    38,508     7,800     330,033
  McDonald's Corporation                     (1,000)  (43,263)   21,900     990,100
  Sears, Roebuck and Co.                      1,400    54,865    12,100     472,165
  Tandy Corporation                             300    10,951     2,300      93,951
* Toys "R" Us, Inc.                           1,000    22,058     8,625     187,902
  Wal-Mart Stores, Inc.                       8,300   186,594    71,800   1,607,407
  Dun & Bradstreet Corporation               (2,300) (148,925)        0           0
  Walgreen Co.                               (5,400) (161,325)        0           0
                                                                          ---------
                                                                          5,614,783


Percentages shown are a percent of Pro Forma net assets.
The accompanying notes to Pro Forma Combining Statements are an integral part of this schedule.

                            S&P 100 PLUS PORTFOLIO
                              BALANCED PORTFOLIO
                 PRO-FORMA COMBINING SCHEDULE OF INVESTMENTS
                              DECEMBER 31, 1995




                                              S&P 100 Plus          Balanced Portfolio        Combined
                                            ------------------      ------------------   -------------------
                                             Number     Market     Number    Market        Number     Market
                                            of Shares    Value    of Shares   Value      of Shares    Value
                                            ---------    -----    ---------   -----      ---------    -----
CAPITAL GOODS  - 10.7%
  The Boeing Company                            9,350    732,806         0          0        9,350     732,806
  Fluor Corporation                             2,300    151,800         0          0        2,300     151,800
  General Dynamics Corporation                  1,800    106,425         0          0        1,800     106,425
  General Electric Company                     46,100  3,319,200     2,300    165,600       48,400   3,484,800
  Minnesota Mining and Manufacturing Company    1,700    775,125     2,200    145,750        3,900     920,875
  Raytheon Company                              6,700    316,575         0          0        6,700     316,575
  Rockwell International  Corporation           6,100    322,538         0          0        6,100     322,538
* Teledyne, Inc.                                1,500     38,438         0          0        1,500      38,438
  United Technologies  Corporation              3,500    332,062         0          0        3,500     332,062
  Avery-Dennison Corporation                        0          0     3,300    165,412        3,300     165,412
                                                       ---------              -------                ---------
                                                       6,094,969              476,762                6,571,731
ENERGY  - 11.6%
  Amoco Corporation                            13,700    984,687     2,000    143,750       15,700   1,128,437
  Atlantic Richfield Company                    4,400    487,300         0          0        4,400     487,300
  Baker Hughes Incorporated                     3,860     94,087         0          0        3,860      94,087
  Coastal Corporation                           2,900    108,025         0          0        2,900     108,025
  Exxon Corporation                            34,300  2,748,288     1,900    152,237       36,200   2,900,525
  Halliburton Company                           3,200    162,000         0          0        3,200     162,000
  Mobil Corporation                            11,000  1,232,000     1,350    151,200       12,350   1,383,200
  Occidental Petroleum  Corporation             8,800    188,100         0          0        8,800     188,100
  Schlumberger Limited                          6,700    463,975         0          0        6,700     463,975
  Williams Companies, Inc.                      2,800    122,850         0          0        2,800     122,850
  Royal Dutch Petroleum Company                     0          0     1,100    155,238        1,100     155,238
                                                       ---------              -------                ---------
                                                       6,591,312              602,425                7,193,737
FINANCIAL  -8.7%
  American International Group,  Inc.          13,143  1,215,728         0          0       13,143   1,215,728
  American Express Company                     13,500    558,562         0          0       13,500     558,562
  American General Corporation                  5,600    195,300         0          0        5,600     195,300
  BankAmerica Corporation                      10,300    666,925     2,100    135,975       12,400     802,900
  CIGNA Corporation                             2,000    206,500         0          0        2,000     206,500
  Citicorp                                     11,700    786,825         0          0       11,700     786,825
  First Chicago Corporation                     8,725    344,638         0          0        8,725     344,638
  First Fidelity Bancorporation                 2,200    165,825         0          0        2,200     165,825
  First Interstate Bancorp                      2,300    313,950         0          0        2,300     313,950
  Great Western Financial Corporation           3,650     93,075         0          0        3,650      93,075
  ITT Hartford Group, Inc.                       3200    154,800         0          0        3,200     154,800
  Merrill Lynch & Co., Inc.                     4,900    249,900         0          0        4,900     249,900
  Banc One Corporation                              0          0     3,388    127,897        3,388     127,897
  Federal National Mortgage  Association            0          0     1,550    192,394        1,550     192,394
  Jefferson-Pilot Corporation                       0          0     3,412    158,681        3,412     158,681
                                                       ---------              -------                ---------
                                                       4,952,028              614,947                5,566,975
HEALTH CARE  - 10.4%
  Baxter International Inc.                     7,600    318,250         0          0        7,600     318,250
  Bristol-Myers Squibb Company                 14,260  1,224,578         0          0       14,260   1,224,578
  Johnson & Johnson                            17,800  1,524,125     2,000    171,250       19,800   1,695,375
  Mallinckrodt Group Inc.                       2,100     76,387         0          0        2,100      76,387
  Merck & Co., Inc.                            34,200  2,248,650         0          0       34,200   2,248,650


                                                  Adjustments       Pro-Forma Effect
                                               -----------------   ------------------
                                                Number    Market    Number     Market
                                               of Shares  Value    of Shares   Value
                                               ---------  -----    ---------   -----
CAPITAL GOODS  - 10.7%
  The Boeing Company                             1,200    95,891    10,550     828,697
  Fluor Corporation                                300    19,841     2,600     171,641
  General Dynamics Corporation                     200    14,025     2,000     120,450
  General Electric Company                       3,800   270,233    52,200   3,755,033
  Minnesota Mining and Manufacturing Company      (200)  (43,998)    3,700     876,877
  Raytheon Company                                 900    41,764     7,600     358,339
  Rockwell International  Corporation              800    42,426     6,900     364,964
* Teledyne, Inc.                                   200     4,924     1,700      43,362
  United Technologies  Corporation                 500    43,742     4,000     375,804
  Avery-Dennison Corporation                    (3,300) (165,412)        0           0
                                                                             ---------
                                                                             6,895,167
ENERGY  - 11.6%
  Amoco Corporation                               (200)  (14,273)   15,500   1,114,164
  Atlantic Richfield Company                       600    63,759     5,000     551,059
  Baker Hughes Incorporated                        500    12,511     4,360     106,598
  Coastal Corporation                              400    14,232     3,300     122,257
  Exxon Corporation                              2,600   208,293    38,800   3,108,818
  Halliburton Company                              400    21,084     3,600     183,084
  Mobil Corporation                                100    10,408    12,450   1,393,608
  Occidental Petroleum  Corporation              1,100    24,494     9,900     212,594
  Schlumberger Limited                             900    61,188     7,600     525,163
  Williams Companies, Inc.                         400    16,270     3,200     139,120
  Royal Dutch Petroleum Company                 (1,100) (155,238)        0           0
                                                                             ---------
                                                                             7,456,465
FINANCIAL  -8.7%
  American International Group,  Inc.            1,700   159,812    14,843   1,375,540
  American Express Company                       1,800    73,199    15,300     631,761
  American General Corporation                     700    25,726     6,300     221,026
  BankAmerica Corporation                         (700)  (48,280)   11,700     754,620
  CIGNA Corporation                                300    27,173     2,300     233,673
  Citicorp                                       1,500   103,301    13,200     890,126
  First Chicago Corporation                      1,100    45,018     9,825     389,656
  First Fidelity Bancorporation                    300    21,475     2,500     187,300
  First Interstate Bancorp                         300    41,378     2,600     355,328
  Great Western Financial Corporation              500    12,319     4,150     105,394
  ITT Hartford Group, Inc.                         400    20,455     3,600     175,255
  Merrill Lynch & Co., Inc.                        600    32,556     5,500     282,456
  Banc One Corporation                          (3,388) (127,897)        0           0
  Federal National Mortgage  Association        (1,550) (192,394)        0           0
  Jefferson-Pilot Corporation                   (3,412) (158,681)        0           0
                                                                             ---------
                                                                             5,602,135
HEALTH CARE  - 10.4%
  Baxter International Inc.                      1,000    41,896     8,600     360,146
  Bristol-Myers Squibb Company                   1,900   160,598    16,160   1,385,176
  Johnson & Johnson                                300    28,869    20,100   1,724,244
  Mallinckrodt Group Inc.                          300     9,735     2,400      86,122
                                                                             ---------
  Merck & Co., Inc.                              4,500   295,257    38,700   2,543,907

Percentages shown are a percent of Pro Forma net assets.
   The accompanying notes to Pro Forma Combining Statements are an integral part of this schedule.

                            S&P 100 PLUS PORTFOLIO
                              BALANCED PORTFOLIO
                 PRO-FORMA COMBINING SCHEDULE OF INVESTMENTS
                              DECEMBER 31, 1995







                                              S&P 100 Plus          Balanced Portfolio        Combined
                                            ------------------      ------------------   -------------------
                                             Number     Market     Number    Market        Number     Market
                                            of Shares    Value    of Shares   Value      of Shares    Value
                                            ---------    -----    ---------   -----      ---------    -----
HEALTH CARE  - 10.4% (continued)
  Pharmacia & Upjohn, Inc.                     13,860    537,075         0          0       13,860     537,075
  Schering-Plough Corporation                       0          0     2,600    142,350        2,600     142,350
                                                       ---------              -------                ---------
                                                       5,929,065              313,600                6,242,665
TECHNOLOGY  - 10.5%
  AMP Incorporated                              5,800    222,575     3,000    115,125        8,800     337,700
* Ceridian Corporation                          1,800     74,250         0          0        1,800      74,250
* Computer Sciences Corporation                 1,400     98,350         0          0        1,400      98,350
* Digital Equipment Corporation                 4,100    262,913         0          0        4,100     262,913
* Federal Express Corporation                   1,500    110,812         0          0        1,500     110,812
  Harris Corporation                            1,100     60,088         0          0        1,100      60,088
  Hewlett-Packard Company                      14,000  1,172,500         0          0       14,000   1,172,500
  Honeywell Inc.                                3,700    179,912         0          0        3,700     179,912
  International Business  Machines Corporati   15,700  1,440,475         0          0       15,700   1,440,475
  Intel Corporation                            23,000  1,305,250         0          0       23,000   1,305,250
* National Semiconductor  Corporation           3,300     73,425         0          0        3,300      73,425
  Northern Telecom Limited                      6,900    296,700         0          0        6,900     296,700
  Tektronix, Inc.                                 800     39,300         0          0          800      39,300
  Texas Instruments Inc.                        5,000    258,750         0          0        5,000     258,750
* Unisys Corporation                            4,700     26,437         0          0        4,700      26,437
  Xerox Corporation                             2,847    390,039     1,150    157,550        3,997     547,589
  General Motors Corp $3.25 Pfd Ser C               0          0     1,900    139,175        1,900     139,175
  Loral Corporation                                 0          0     5,200    183,950        5,200     183,950
  Pitney Bowes Inc.                                 0          0     2,900    136,300        2,900     136,300
                                                       ---------              -------                ---------
                                                       6,011,776              732,100                6,743,876
TRANSPORATION  - 1.2%
  Burlington Northern Santa Fe Corporation      3,900    304,200         0          0        3,900     304,200
  Delta Air Lines, Inc.                         1,400    103,425         0          0        1,400     103,425
  Norfolk Southern Corporation                  3,800    301,625         0          0        3,800     301,625
                                                       ---------              -------                ---------
                                                         709,250                    0                  709,250
UTILITIES - 11.8%
  American Telephone and Telegraph Company     43,742  2,832,295     1,900    123,025       45,642   2,955,320
  American Electric Power  Company, Inc.        5,100    206,550         0          0        5,100     206,550
  Ameritech Corporation                        15,300    902,700         0          0       15,300     902,700
  Bell Atlantic Corporation                    12,000    802,500         0          0       12,000     802,500
  Entergy Corporation                           6,400    187,200         0          0        6,400     187,200
  MCI Communications  Corporation              18,800    491,150         0          0       18,800     491,150
  NYNEX Corporation                            11,800     637200         0          0       11,800     637,200
  Southern Company                             18,400    453,100         0          0       18,400     453,100
  Unicom Corporation                            5,900    193,225         0          0        5,900     193,225
  GTE Corporation                                   0          0     3,900    171,600        3,900     171,600
  SBC Communications Inc.                           0          0     3,000    172,500        3,000     172,500
                                                       ---------              -------                ---------
                                                       6,705,920              467,125                7,173,045
Total Common Stocks
(cost $32,754,313, 3,210,177 and $38,157,168,
respectively)                                         53,237,268            4,600,072               57,837,340
                                                      ----------            ---------               ----------


                                                  Adjustments       Pro-Forma Effect
                                               -----------------   ------------------
                                                Number    Market    Number     Market
                                               of Shares  Value    of Shares   Value
                                               ---------  -----    ---------   -----

HEALTH CARE  - 10.4% (continued)
  Pharmacia & Upjohn, Inc.                       1,800    70,596    15,660     607,671
  Schering-Plough Corporation                   (2,600) (142,350)        0           0
                                                                             ---------
                                                                             6,707,266
TECHNOLOGY  - 10.5%
  AMP Incorporated                              (2,200)  (85,959)    6,600     251,741
* Ceridian Corporation                             200     9,463     2,000      83,713
* Computer Sciences Corporation                    200    13,066     1,600     111,416
* Digital Equipment Corporation                    500    34,599     4,600     297,512
* Federal Express Corporation                      200    14,456     1,700     125,268
  Harris Corporation                               100     7,966     1,200      68,054
  Hewlett-Packard Company                        1,800   153,656    15,800   1,326,156
  Honeywell Inc.                                   500    23,649     4,200     203,561
  International Business  Machines Corporati     2,100   189,215    17,800   1,629,690
  Intel Corporation                              3,000   171,469    26,000   1,476,719
* National Semiconductor  Corporation              400     9,686     3,700      83,111
  Northern Telecom Limited                         900    38,754     7,800     335,454
  Tektronix, Inc.                                  100     5,267       900      44,567
  Texas Instruments Inc.                           700    33,944     5,700     292,694
* Unisys Corporation                               700     3,676     5,400      30,113
  Xerox Corporation                               (800) (106,139)    3,197     441,450
  General Motors Corp $3.25 Pfd Ser C           (1,900) (139,175)        0           0
  Loral Corporation                             (5,200) (183,950)        0           0
  Pitney Bowes Inc.                             (2,900) (136,300)        0           0
                                                                             ---------
                                                                             6,801,219
TRANSPORATION  - 1.2%
  Burlington Northern Santa Fe Corporation         500    39,685     4,400     343,885
  Delta Air Lines, Inc.                            200    13,412     1,600     116,837
  Norfolk Southern Corporation                     500    39,851     4,300     341,476
                                                                             ---------
                                                                               802,198
UTILITIES - 11.8%
  American Telephone and Telegraph Company       3,800   248,653    49,442   3,203,973
  American Electric Power  Company, Inc.           700    27,123     5,800     233,673
  Ameritech Corporation                          2,000   118,717    17,300   1,021,417
  Bell Atlantic Corporation                      1,600   105,092    13,600     907,592
  Entergy Corporation                              800    24,792     7,200     211,992
  MCI Communications  Corporation                2,500    64,727    21,300     555,877
  NYNEX Corporation                              1,500    83,694    13,300     720,894
  Southern Company                               2,400    59,415    20,800     512,515
  Unicom Corporation                               800    25,392     6,700     218,617
  GTE Corporation                               (3,900) (171,600)        0           0
  SBC Communications Inc.                       (3,000) (172,500)        0           0
                                                                             ---------
                                                                             7,586,550
Total Common Stocks
(cost $32,754,313, 3,210,177 and $38,157,168,
respectively)                                           2,406,846           60,244,186




Percentages shown are a percent of Pro Forma net assets.
The accompanying notes to Pro Forma Combining Statements are an integral part of this schedule.

                            S&P 100 PLUS PORTFOLIO
                              BALANCED PORTFOLIO
                 PRO-FORMA COMBINING SCHEDULE OF INVESTMENTS
                              DECEMBER 31, 1995


                                                            S&P 100 Plus        Balanced Portfolio         Combined
                                                          ------------------    ------------------    -------------------
                                                           Number     Market     Number    Market        Number     Market
                                                          of Shares    Value    of Shares   Value      of Shares    Value
                                                          ---------    -----    ---------   -----      ---------    -----
Preferred Stock
                                                                   -----------                                   -----------
  Teledyne Inc. Ser E Preferred                                60          862         0          0           60         862
                                                                   -----------                                   -----------
Option Contracts Purchased
                                                                   -----------                                   -----------
  SPX March 96 615 Cal                                      5,500       82,500                              5500       82500
                                                                   -----------                                   -----------
CORPORATE BONDS
  Northern States Power,6.125%, due 12-01-20                    0            0   300,000    299,648      300,000     299,648
Total Corporate Bonds ( cost 0, $297,360 and                                                299,648                  299,648
$0, respectively)

U.S. GOVERNMENT OBLICATIONS
  U.S. Treasury Notes, 7.00%, due 09-30-1996                                     500,000    506,562      500,000     506,562
  U.S. Treasury Notes,6.125%, due 12-31-1996                    0            0   500,000    504,843      500,000     504,843
  U.S. Treasury Notes, 5.75%, due 10-31-1997                    0            0   300,000    303,000      300,000     303,000
  U.S. Treasury Notes, 5.35%, due 05-31-1998                    0            0   250,000    250,859      250,000     250,859
  U.S. Treasury Notes, 6.75%, due 06-30-1999                    0            0   500,000    522,813      500,000     522,813
                                                                                         ----------              -----------
Total U.S. Government Obligations                                                         2,088,077                2,088,077
(cost $0,$2,085,917 and $0, respectively)

SHORT-TERM INVESTMENTS
MONEY MARKET
  Prospect Hill                                        $1,162,012    1,162,012   108,201    108,201    1,270,213   1,270,213
  Federated Master Trust                                1,700,651    1,700,651         0          0    1,700,651   1,700,651
  Dreyfus Cash Managament                                       0                129,562    129,562      129,562     129,562
Total Short-Term Investments                                         2,862,663              237,763                3,100,426

GOVERNMENT SECURITIES
+ U.S. Treasury Bill
  4.90%, due 03-21-1996                                 1,000,000      989,268         0          0    1,000,000     989,268
                                                                   -----------           ----------              -----------
Total Govrnment Obligations                                            989,268                    0                  989,268

Total Investments                                                  $57,172,561           $7,225,560              $64,398,121
                                                                   ===========           ==========              ===========

+ Segregated as collateral against option contracts
* Non Income Producing


                                                                       Adjustments         Pro-Forma Effect
                                                                    -----------------     -------------------
                                                                     Number    Market      Number      Market
                                                                    of Shares  Value      of Shares     Value
                                                                    ---------  -----      ---------     -----

Preferred Stock
                                                                                                     -----------
  Teledyne Inc. Ser E Preferred                                                                  60          862
                                                                                                     -----------
Option Contracts Purchased
                                                                                                     -----------
  SPX March 96 615 Cal                                                                        5,500       82,500
                                                                                                     -----------
CORPORATE BONDS
  Northern States Power,6.125%, due 12-01-20 (300,000) (299,648)                                  0            0
Total Corporate Bonds ( cost 0, $297,360 and           (299,648)                                               0
$0, respectively))

U.S. GOVERNMENT OBLICATIONS
  U.S. Treasury Notes, 7.00%, due 09-30-1996                      (500,000)    (506,562)          0            0
  U.S. Treasury Notes,6.125%, due 12-31-1996                      (500,000)    (504,843)          0            0
  U.S. Treasury Notes, 5.75%, due 10-31-1997                      (300,000)    (303,000)          0            0
  U.S. Treasury Notes, 5.35%, due 05-31-1998                      (250,000)    (250,859)          0            0
  U.S. Treasury Notes, 6.75%, due 06-30-1999                      (500,000)    (522,813)          0            0
                                                                             -----------             -----------
Total U.S. Government Obligations                                            (2,088,077)                       0
(cost $0,$2,085,917 and $0, respectively

SHORT-TERM INVESTMENTS
MONEY MARKET
  Prospect Hill                                                    (19,121)     (19,121)  1,251,092    1,251,092
  Federated Master Trust                                                                  1,700,651    1,700,651
  Dreyfus Cash Managament                                                                   129,562      129,562
Total Short-Term Investments                                       (19,121)     (19,121)  3,081,305    3,081,305

GOVERNMENT SECURITIES
+ U.S. Treasury Bill
  4.90%, due 03-21-1996                                                                   1,000,000      989,268
                                                                                                     -----------
Total Govrnment Obligations                                              0            0                  989,268

Total Investments                                                                                    $64,398,121
                                                                                                     ===========

+ Segregated as collateral against option contracts
* Non Income Producing

Percentages shown are a percent of Pro Forma net assets.
 The accompanying notes to Pro Forma Combining Statements are an integral part of this schedule.

  Principal Preservation Portfolios Inc- S&P 100 Plus and Balanced Portfolios
               Notes to Combining Pro Forma Financial Statements
                                  (unaudited)

The pro forma adjustments to the foregoing pro forma combining financial statements consist of:

         a. The Reorganization involves the transfer of all assets of the Balanced Portfolio (net of its liabilities) to the S&P
                 100 Plus Portfolio, in exchange for shares of common stock of the S&P 100 Plus Portfolio, and the pro rata distribution, on the Closing Date, of such shares of the S&P 100 Plus Portfolio to the shareholders of Balanced Portfolio as provided in the Plan.

                 All of the expenses of the reorganization associated with the reorganization (which are estimated at $15,000) will be paid by B.C. Ziegler and Company or one of its affiliates.

         b. The foregoing unaudited Pro Forma Financial Statements consist of: (i) Pro Forma Combining Statements of Assets and Liabilities as of December 31, 1995, assuming the Reorganization had been consummated on that date; (ii) the Pro Forma Combining Statement of Operations the year ended December 31, 1995, giving effect to the Reorganization as if it had been consummated on January 1, 1995; and (iii) Pro Forma Combining Schedules of Investments as of December 31,1995, assuming the Reorganization had been consummated on that date.

         c. Adjustment to reflect the sale of securities held by the Balanced Portfolio that do not qualify for investment by the S&P 100 Plus Portfolio, as well as to re-balance the combined Portfolio to the common stock proportionate investments existing in the S&P 100 Plus Portfolio prior to the Reorganization.

         d. The sale of the securities in the Balanced Portfolio on December 31, 1995, that do not qualify for investment by the S&P 100 Plus Portfolio would have resulted in a capital gains distribution of $577,074, net of the capital loss carryforwards of $196,695. Based upon prior dividend history in which approximately 93% of shares outstanding reinvested their dividends, $535,236 of the total was treated as reinvested and $41,838 as payable as a cash distribution. Additionally, the $21,243 reduction in pro forma expenses was assumed to be distributed to the shareholders of the Combined Portfolio.

         e. A reduction in the advisory fee reflects a lower fee due to the fact that the resulting increase in assets of the Combined Portfolio will cross a breakpoint in the advisory fee schedule.

         f. The reduction in fund accounting fees reflects elimination of the minimum fee presently incurred by the Balanced Portfolio.

         g. The reduction in the custodian fees reflects application of the custodian fee schedule to the increased asset size of the Combined Portfolio.

         h. Reduction in professional services, registration, pricing and other fees reflects the elimination of duplicative costs.

         i. The share reconciliation includes (i) an increase to the Balanced Portfolio of 48,525 shares to reflect the reinvestment of capital gain dividends and (ii) a reduction of 275,542 in the combined shares outstanding due to the higher net asset value per share of the S&P 100 Plus Portfolio.

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.


Part C.  Other Information

Item 15.         Indemnification

         Reference is made to Article IX of the Registrant's Bylaws filed as Exhibit No. 2 to its Registration Statement on Form N-1A, as amended (Reg. Nos. 33-12 and 811-4401), with respect to the indemnification of Registrant's directors and officers, which is set forth below:

         Section 9.1. Indemnification of Officers, Directors, Employees and Agents. The Corporation shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("Proceeding"), by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Proceeding to the fullest extent permitted by law; provided that:

                 (a) whether or not there is an adjudication of liability in such Proceeding, the Corporation shall not indemnify any person for any liability arising by reason of such person's willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or under any contract or agreement with the Corporation ("disabling conduct"); and

                 (b) the Corporation shall not indemnify any person unless:

                          (1) the court or other body before which the Proceeding was brought (i) dismisses the Proceeding for insufficiency of evidence of any disabling conduct, or (ii) reaches a final decision on the merits that such person was not liable by reason of disabling conduct; or

                          (2)     absent such a decision, a reasonable
                          determination is made, based upon a review of the facts, by (i) the vote of a majority of a quorum of the Directors of the Corporation who are neither interested persons of the Corporation as defined in the Investment Company Act of 1940 nor parties to the Proceeding, or (ii) if such quorum is not obtainable, or even if obtainable, if a majority of a quorum of Directors described in paragraph (b)(2)(i) above so directs, by independent legal counsel in a written opinion, that such person was not liable by reason of disabling conduct.

                 Expenses (including attorneys' fees) incurred in defending a Proceeding will be paid by the Corporation in advance of the final disposition thereof upon an undertaking by such person to repay such expenses (unless it is ultimately determined that he is entitled to indemnification), if:

                 (1) such person shall provide adequately security for his undertaking;

                 (2) the Corporation shall be insured against losses arising by reason of such advance; or

                 (3) a majority of a quorum of the Directors of the Corporation who are neither interested persons of the Corporation as defined in the Investment Company Act of 1940 nor parties to the Proceeding, or independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that such person will be found to be entitled to indemnification.

                 Section 9.2 Insurance of Officers, Directors, Employees and Agents. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in or arising out of his position. However, in no event will the Corporation purchase insurance to indemnify any such person for any act for which the Corporation itself is not permitted to indemnify him.

                 Registrant undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.         Exhibits

         See Exhibit Index following the Signature Page of this Registration Statement, which Exhibit Index is incorporated herein by this reference.

Item 17.         Undertakings

         (1) The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of West Bend, in the State of Wisconsin, on the 20th day of February, 1996.

                   PRINCIPAL PRESERVATION PORTFOLIOS, INC.

                   By:    /s/  R. D. Ziegler
                       ---------------------------------------------------
                          R. D. Ziegler, President and Chief Executive Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed on this 20th day of February, 1996 by the following persons in the capacities indicated. Each person whose signature appears below hereby constitutes and appoints R. D. Ziegler and Robert J. Tuszynski, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto either or both said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully as he might or could do in person, hereby ratifying and confirming all that either or both said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.



 SIGNATURE                            TITLE
 ---------                            -----

 /s/  R. D. Ziegler                   Director and President
 -------------------------------      (Chief Executive Officer)
 R. D. Ziegler

 /s/  Robert J. Tuszynski             Director and Vice President
 -------------------------------      (Chief Financial Officer)
 Robert J. Tuszynski


 /s/  Jay Ferrara                     Treasurer (Chief Accounting Officer)
 -------------------------------
 Jay Ferrara


 /s/  Richard H. Aster                Director
 -------------------------------
 Richard H. Aster

 /s/  August J. English               Director
 -------------------------------
 August J. English


 /s/  Ralph J. Eckert                 Director
 -------------------------------
 Ralph J. Eckert

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.

                                EXHIBIT TO INDEX

                                       TO

                      REGISTRATION STATEMENT ON FORM N-14

 EXHIBIT                                                                                   SEQUENTIAL
 NUMBER                                        DESCRIPTION                                 PAGE NUMBER
 -------                                       -----------                                 -----------
 (1)(a)         Restated and Amended Articles of Incorporation*
 (1)(b)         Form of Articles Supplementary

 (2)(a)         By-Laws*

 (2)(b)         Amendment to Bylaws Adopted by Board of Directors on January 20, 1995*
 (3)            None

 (4)            Balanced Portfolio's Plan of Reorganization and Liquidation
 (5)(a)         Specimen Certificate representing shares of the S&P 100 Plus Portfolio*

 (5)(b)         Specimen Certificate representing shares of the Balanced Portfolio*

 (6)(a)         Investment Advisory Agreement pertaining to the assets of Insured Tax-
                Exempt, Tax-Exempt, S&P 100 Plus, Government, Balanced, Wisconsin Tax-
                Exempt and Select Value Portfolios*
 (6)(b)         Sub-Advisory Agreement with PanAgora Asset Management, Inc. relating to the assets of the S&P 100 Plus Portfolio.*

 (7)(a)         Distribution Agreement*
 (7)(b)         Form of Selected Dealers Agreement*

 (8)            None

 (9)            Depository Contract*
 (10)(a)        Rule 12b-1 Distribution Plan*

 (10)(b)        Amendment No. 1 to Rule 12b-1 Distribution Plan*
 (11)           Form of Opinion of Counsel regarding the legality of securities being registered

 (12) Form of Opinion of Counsel regarding certain tax matters and consequences to shareholders

 (13)(a)        Transfer and Dividend Disbursing Agent Agreement*
 (13)(b)        License Agreement with Standard & Poor's Corporation*

 (13)(c)        Accounting/Pricing Agreement between Registrant and B.C. Ziegler and
                Company*
 (14)(a)        Consent of Independent Accountants

 (14)(b)        Consent of Counsel regarding legal and tax opinions in Exhibits 11 and
                12, respectively


 EXHIBIT                                                                                   SEQUENTIAL
 NUMBER                                        DESCRIPTION                                 PAGE NUMBER
 -------                                       -----------                                 -----------
 (15)           None

 (16)           Powers of Attorney (included on Signature Page of this Registration
                Statement)

 (17)(a)        Rule 24f-2 Notice
 (17)(b)        Registrant's 1995 Annual Report to Shareholders
 (17)(c)        Registrant's Prospectus dated May 1, 1995, as supplemented

_________________

* Previously filed as part of the Registrant's Registration Statement on Form N-1A (Reg. Nos. 33-12 and 811-4401), or an amendment thereto, and incorporated herein by reference.